09011488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: **June, 2009**

Commission File Number: 00134152

WESTPORT INNOVATIONS INC.

(Exact name of registrant as specified in its charter)

Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SUBMITTED HEREWITH

Exhibits

99.1 2009 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Innovations Inc.
(Registrant)

Date: [insert date]

By: Elaine Wong
Name: Elaine Wong
Title: Chief Financial Officer

2009 Annual Report

Westport
INNOVATIONS INC.

LETTER TO SHAREHOLDERS

To our shareholders,

Fiscal 2009 was another growth year for Westport. In the first six months we saw successful launch of natural gas heavy-duty trucks from Sterling Truck Co. ("Sterling") and Kenworth Truck Co., and the rapid rise in oil prices brought many new fleets to try natural gas. Westport listed its shares on the NASDAQ exchange in August and, in an alliance with Clean Energy Fuels Corp., we launched liquefied natural gas ("LNG") fueled heavy-duty trucks for port drayage at the Port of Los Angeles and the Port of Long Beach ("the Ports") under their Clean Trucks Program. We now have about 225 natural gas trucks in daily operation at the Ports.

Then came the global financial collapse, which has taken a terrible toll on both the transport industry and its suppliers. Trucking businesses shrank more quickly than any time in history. Many fleets did not survive the combined challenges of highly volatile fuel prices and dramatically shrinking business volume. Truck production shrunk to levels not seen since the early 1970's. Major brands like Sterling were closed completely. On top of this crisis, the credit crunch made it difficult if not impossible for many fleets to buy new trucks. Around the world, major manufacturers have seen drops of 50% – 70% in year over year volumes. Oil prices duly collapsed, creating further confusion, and global currencies swung violently, creating challenging supply chain and product pricing issues.

Although Westport was not unaffected, we have been able to manage through the crisis to this point with relative strength. For our fiscal year ended March 31, 2009—which included two of the worst quarters for the global vehicle industry in decades—Westport set another record for sales and we are well positioned for further strong growth. Q4 revenues were up 72% over Q4 last year and the year overall saw 70% revenue growth over fiscal 2008.

Revenue for our new GX heavy-duty truck engines rose substantially this year, from $3 million in fiscal 2008 to $11 million in fiscal 2009. We were targeting even more dramatic growth but the combined obstacles of litigation against the Ports' Clean Trucks Program by the American Trucking Association and the Federal Maritime Commission, the credit crunch, and the collapse of the North American economy and associated trucking business meant that we simply did not ship this product in volume this year. We believe some of these challenges may now be abating and we expect continued strong growth in fiscal 2010 for the GX program.

During the year, we signed engine development agreements with leading European manufacturers. We launched our new products for small industrial applications in partnership with OMVL SpA of Italy under the Juniper Engines Inc. ("Juniper") brand. Cummins Westport Inc. ("CWI"), our 50/50 joint venture with Cummins Inc., through its licensee Cummins India Ltd., received its single largest order in history, for 3,125 natural gas buses equipped with CWI's B Gas Plus engine for Delhi Transport Corporation. CWI continues to add new truck and bus brands using its alternative fuel engines in their vehicles. Most recently, Freightliner Trucks (a division of Daimler Trucks North America LLC) and Mack Trucks (part of the Volvo Group) announced their natural gas trucks with CWI engines.

So it's been an interesting year and overall, despite the turmoil in the markets, a very successful one for our company.

Looking ahead, though, we are positioning for what we believe is an historic shift in global energy use. Our long term strategy has always revolved around three major ideas:

First, we believe that the long term driver for adoption of alternative fuels will be rising prices for oil-derived fuels including gasoline and diesel fuel. We believe that the dominant alternative fuels for transportation will be natural gas and biomethane, because they are widely available in cities around the world, they are cleaner than oil, and they are cheaper on an energy equivalent basis.

Second, we believe the early and most important markets for alternative fuel vehicles will be large fuel use applications operating from central depots. Buses, refuse trucks, port drayage, and regional trucking are all prime targets. We want to deliver factory-produced vehicles with state of the art performance, quality, emissions and reliability.

Third, Westport's path to market will be through partnerships with companies with existing production and distribution assets, and we will work with them to develop new alternative fuel products based on their current conventional fuel offerings and with their current suppliers and partners.

What do we see ahead for fiscal 2010? That shift to alternative fuels is, we believe, beginning to be visible in many parts of the world.

As we move into what appears to be early stages of economic recovery, we have already seen oil prices rebound sharply. Gasoline and diesel prices are ticking up strongly around the world despite the continued economic weakness. Fleet customers tell us that fuel price volatility continues to be a major management challenge. As natural gas prices continue to be dampened by the large new supplies available at low costs, if oil prices continue to rise, it is likely that the price gap between diesel and natural gas will continue to widen. This should encourage faster adoption of natural gas vehicles and this would encourage our original equipment manufacturer ("OEM") partners to expand their commitment to alternative fuel products.

Clearly we haven't yet run out of market. There are still millions of diesel vehicles in our current markets, and CWI and the Westport HD unit shipped only a few thousand engines in 2008. We also see considerable increase in capacity demand in transit fleets around the world and several government infrastructure announcements suggest support for deployment of new transit buses. On the trucking side, CWI has established a strong market presence in refuse and delivery vehicles and this shows strong long term promise. We expect most of our business for Westport HD systems including the GX engine will come from special situations like the Ports, where we are working with our partners to deliver the 2009 Clean Trucks Program's requirements.

We continuously examine potential new market opportunities and niches and, if we can assemble what we feel are the right partners for these opportunities, we will enter those markets. As an example this year, Juniper worked with Hyundai Motor Co. of Korea as a base engine supplier, to introduce 2.0- and 2.4-litre alternative fuel engines—liquefied petroleum gas ("LPG") and compressed natural gas ("CNG")—for industrial applications such as forklifts. Juniper announced its product plans in January 2009 and it expects to be shipping engines this fall.

There are also a couple of upside wild cards for our business prospects this year.

First, there seems to be widespread support for a new U.S. government stimulus incentive targeting energy security, which explicitly includes support for shifting heavy duty vehicles to natural gas. The New Alternative to Give Americans Solutions ("NATGAS") Act has been introduced in the House of Representatives and would offer substantial tax credits for the purchase of natural gas trucks through 2027. The Senate version of this bill is expected sometime in July. Of course, such a substantial incentive would encourage more rapid adoption of our products and create confidence in all of our partners that this market will continue to show continued growth.

And second, with the progress on low carbon fuels standards and the cap and trade system for carbon emissions, we expect the transportation sector to begin to seriously consider low-carbon solutions such as natural gas. This initiative may also establish significant new opportunities for Westport. Simply shifting to natural gas may offer fleets a 20% – 30% reduction in their greenhouse gas footprint and the use of biomethane in the fleets—which our vehicles support—offers substantial reductions

In conclusion, at this time of economic uncertainty we remain confident in our future opportunities. We are on the right track with well-positioned products, partners and markets. We're well positioned to scale up deliveries in a number of key global markets. We intend to use this period of turmoil to continue to strengthen our competitive position, while continuing to be prudent managers of our resources. As the economy recovers, we expect strong growth in product sales both as a result of government incentives and environmental regulation, and because of the compelling long term economic advantages of natural gas over oil.

After such an extraordinary year I thought I might close this letter with a few personal comments.

Although we have many large institutional shareholders now, I know many of our shareholders are individuals who believe passionately in what Westport is trying to achieve. Our share price has swung wildly this year, with up to 95% volatility. Your patience and confidence in our ability to emerge successfully from this storm is both humbling and empowering. I can assure you that our entire company is intensely focused and working hard. We hope that your patience will be rewarded in due course.

Second, Westport's commitment to sustainability and social responsibility is long-standing, well-entrenched and widely recognized as a business imperative. As a clean technology leader, we are pleased to share our progress in our second sustainability report (following this letter) providing information on our social and environmental impacts.

This report encompasses a range of social and environmental performance indicators for our British Columbia based operations. Data from four fiscal years have been included to reflect both achievements and challenges. The exercise of reporting and the establishment of internal systems to quantify and analyze our social and environmental impacts have helped us to capture, define and synthesize our approach to sustainability.

Lastly, and perhaps more important than our own success, it has become clear this year that our world faces grave challenges. Aside from economic recovery, we will need dramatic changes in energy use and environmental sustainability. These are large and daunting challenges. But I am confident these challenges will simply bring out the best in our community—passion, innovation, creativity, and commitment to creating a better world. As the CEO of Westport, I have had the extraordinary fortune this year to meet and work with some of the people who are creating this new world. Our shareholders, customers, partners and of course our employees are amazing people. I have no doubt that these apparently insurmountable challenges will be overcome, and that a better world is being created today.

On behalf of our Board of Directors and management team, and our employees around the world, we thank you for your continued support and confidence in our company.

Sincerely,

David R. Demers
Chief Executive Officer

J. Michael Gallagher
President and Chief Operating Officer

Elaine A. Wong
Executive Vice President and Chief Financial Officer

CREATING A BETTER WORLD

The transition to a low-carbon, green, global economy will require vision, new ideas and leadership. This is Westport's second sustainability report providing information on our economic, social and environmental performance impacts. The reporting exercise has helped us to shape and define our approach to mitigating the impacts of our operations beyond the significant environmental benefits of our technology.

The Global Reporting Initiative (GRI) provides a consistent means for companies to voluntarily report on the economic, social and environmental impacts of their business. This report, prepared in accordance with the GRI Third Generation Guidelines (G3), discloses data from April 2008 to March 2009. Historical data from the past three fiscal years have been included for comparative purposes, where appropriate.

Westport has self-declared this report to correspond to application Level B in the six-level grid of the GRI G3 guidelines. The GRI has not verified the contents of this report, nor does it take a position on the reliability of information reported herein. For further information about the GRI, visit **www.globalreporting.org**.

Application Level B requires us to disclose our performance on at least twenty core economic, social and environmental indicators. Forthcoming reports will include additional social and environmental indicators as well as the sustainability performance of our joint venture operations.

Any questions or observations regarding Westport's sustainability performance may be directed to **sustainability@westport.com**.

SOCIAL PERFORMANCE

Community Impacts

Communities and the sustainability and livability of specific locales may be significantly impacted by an organization's activities. Westport's geographic location, with our technical facilities adjacent to homes, schools and other businesses requires us to monitor and manage the potentially adverse impacts our operations might have on our immediate neighbours. Our Facilities Engineering Group maintains a preventative maintenance schedule for key equipment to minimize the likelihood of environmental releases and noise levels in excess of municipal by-laws.

It is important for us to respond to community concerns regarding Westport facilities, infrastructure, noise levels and environmental impacts in a timely manner. No formal community complaints were received during this reporting period.

Human Rights

As our operations and partnerships expand internationally, Westport is committed to the respect of all fundamental and universally recognized human rights based on accepted international laws and practices such as those set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization. Our commitment to value and uphold human rights is stated in our Code of Conduct, reviewed annually and signed by all employees.

Global Reporting Initiative Sustainability Indicator Index
Social and Environmental Performance

LEGEND: ● We report on this indicator; ○ We partially report on this indicator

Economic Performance Indicators		
EC1	Direct economic value generated and distributed	●
EC2	Financial implications and risks and opportunities of climate change	●
Social Performance Indicators (Human Rights, Labour Practices, Societal Impacts, and Product Responsibility)		
HR3	Employee training on human rights	●
LA1	Total workforce by employment type, employment contract, and region	●
LA3	Benefits provided to full-time, part-time and temporary employees	●
LA6	Workforce represented in Occupational Health and Safety Committees	●
LA7	Rates of injury, occupational disease, lost days, and work-related fatalities	●
S01	Nature, scope and effectiveness of programs to manage impact on communities	●
S02	Percentage and total number of business units analyzed for risks related to corruption	●
S03	Percentage of employees trained on anti-corruption policies and procedures	●
PR1	Life cycle stages in which health and safety impacts of products are assessed for improvements	○
PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products	●
Environmental Performance Indicators		
EN3	Direct energy consumption by primary energy source	●
EN4	Indirect energy consumption by primary source	●
EN5	Energy saved due to conservation and efficiency efforts	●
EN6	Initiatives to provide energy-efficient or renewable based products and reductions	●
EN7	Initiatives to reduce indirect energy consumption and reductions achieved	●
EN8	Total water withdrawal by source	○
EN16	Total direct and indirect greenhouse gas emissions	●
EN18	Initiatives to reduce GHG emissions and reductions achieved	●
EN22	Total amount of waste by type and disposal method	○
EN23	Total number and volume of significant spills	●
EN28	Value of fines and non-monetary sanctions for environmental non-compliance	●

SOCIAL PERFORMANCE (CONTINUED)

Anti-Corruption Efforts

All business units are analyzed for risks related to corruption and all employees are trained in ethics and compliance. Our expectations for individual integrity and ethical, moral and legal conduct are outlined in our Code of Conduct.

In addition, we maintain an Ethics Hotline to provide an avenue for employees to raise concerns about corporate conduct. The policy includes the reassurance that they will be protected from reprisals or victimization for "whistle blowing" in good faith.

Employee Development

We strive to provide a healthy work environment characterized by respectful relationships, training and advancement opportunities, respect for human rights and diversity and competitive salaries and benefits. [1] A similar benefits package is offered to both full-time and part-time employees. [2]

Occupational Health and Safety

The health and safety of our employees, facilities and communities is an integral part of Westport's daily business. When gauging world-class safety performance, recordable injury rates and lost-time injury rates are statistical, comparative industry measures. Our results are indicative of our ongoing and significant commitment to injury prevention, risk mitigation, regulatory compliance and continuous safety improvement.

A Health and Safety Committee can facilitate a positive safety culture through its reliance on employee expertise and engagement. Westport maintains two Health and Safety Committees in British Columbia or approximately one Committee for every 90 employees. [3] Our Committees are made up of cross-functional management and employee representatives who advise and recommend action on any unresolved workplace health and safety issues brought to them.

TABLE ONE

Safety Incident Rates

by fiscal years ended March 31 (unaudited)

Safety Incident	2009	2008	2007	2006
Recordable Injury Frequency	0	0	2	0
Recordable Injury Rate [4]	0	0	1.24	0
Lost Time Injury Frequency	0	1	0	0
Lost Time Injury Rate [5]	0	0.54	0	0

Product Responsibility

Quality and safety are imperatives across the product life cycle. In March 2008, Westport announced its quality management system (QMS) has been certified as compliant to International Organization of Standardization (ISO) 9001:2008 standards for the design, assembly and commercialization of its liquefied natural gas (LNG) fuel systems. Registration by QMI-SAI Global addresses Westport's needs, as a tier 1 automotive supplier, to provide truck original equipment manufacturers (OEMs) with consistent products and support.

Westport's QMS comprises the organization's policies and procedures that aim to ensure that customer requirements are met with consistency, resulting in enhanced customer confidence and satisfaction. The QMS, other internal requirements and engineering systems have contributed to no incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of our products.

Internal systems and processes have been established to ensure that the health and safety impacts of our products are assessed in each of the following life-cycle stages: [6]

TABLE TWO

Health and Safety Impacts Assessed at Life-Cycle Stage

	Status
Development of product concept	YES
Research and development	YES
Certification	YES
Manufacturing and production	YES
Marketing and promotion	YES
Storage, distribution, and supply	YES
Use and service	YES
Disposal, reuse, or recycling	YES

1 *As of June 1, 2009, Westport had a world wide total of 221 employees made up mostly of engineers and technicians. Of that number, we had 197 full-time employees and 13 contract or part-time staff in our offices in Vancouver, Canada and throughout the United States, 2 employees in Australia and 9 full-time employees in our Beijing office. CWI had 51 full-time employees, including 41 employees seconded from Cummins and 10 employees seconded from Westport, as well as two contract staff.*

2 *Part-time employees must work at least three days per week to be eligible for the same benefits package as full-time employees. Casual employees or contractors are not eligible for benefits.*

3 *Health and Safety Committees are located at our main technical facility in Vancouver and at the Westport Assembly Centre in Delta.*

4 *The recordable injury incident rate is the annualized rate of occupational injuries and illness per 100 employees. It is a calculation of the number of injuries x 200,000/employee hours worked. First aid classified injuries are not included.*

5 *The lost time injury rate is a calculation of the total number of lost time injuries x 200,000/employee hours worked. Lost days refer to scheduled work days and the count begins on the next scheduled work day immediately after the injury.*

6 *This list of life cycle stages is contained within the GRI G3 guidelines.*

It is important to identify improvements and goals beyond regulatory compliance to further expand the life cycle analysis of our products. Our efforts to build on industry best practice and further develop our internal processes will be outlined in future sustainability reports.

To ensure the safety of truck operators and maintenance personnel, our Field Service Team developed a for-credit course offered at Long Beach City College in Long Beach, California. This course trains the technicians and mechanics who work at the Ports of Los Angeles and Long Beach to be able to service and repair LNG-fuelled trucks. The goal of our partnership with the College is to create a curriculum for other institutions in California to offer a program or certificate for LNG heavy duty vehicle maintenance.

Community Engagement

Our employees make significant contributions to the communities in which they live and work. Westport has supported the United Way of the Lower Mainland with a spirited and employee-driven workplace campaign since 2002. Since that time, Westport employees have donated more than $300,000 to the United Way and our campaigns have been recognized as leading workplace efforts.

IMPACT is an employee leadership team established to drive community engagement and community enrichment. Launched in 2007, IMPACT brings together the various volunteer activities, events and initiatives that Westport employees were already involved with into one coordinated effort. IMPACT's vision of community is broad and encompasses the actual communities in which we live and work, our immediate neighbours in Vancouver and our workplace. IMPACT has an ambitious and inspiring mandate to have its activities leave a positive and measurable impact on the community.

A recent IMPACT survey indicates that Westport employees are compelled to act on three significant community issues:

- Poverty facing children and seniors,
- Environmental challenges including climate change, air quality and sustainability, and
- Education efforts related to science, technology, the environment and business acumen.

IMPACT initiatives and its four platforms of Give, Learn, Help, and Teach are profiled in more detail at www.westport.com. These four platforms are the vehicles by which Westport can contribute to solutions related to the alleviation of poverty, a more sustainable environment and the dialogue on the importance of science and technology.

ENVIRONMENTAL PERFORMANCE

Environmental leadership is demonstrated every day by Westport employees who apply their technical skills and expertise to the challenges of low-carbon transportation, climate change, energy security and air quality. As a clean-technology leader we recognize the importance of safe, sustainable and energy-efficient operations. Much progress has been made to date to mitigate the environmental impact of our facilities and technology development.

Energy

Efficiency is an essential element of our energy strategy. The environmental footprint of an organization can be shaped in part by its choice of energy sources. During the reporting period, the overall consumption of direct energy remained relatively flat despite a decrease in the consumption of diesel fuel, LNG and compressed natural gas (CNG). This trend can be attributed to a number of factors. First, Juniper engines have undergone performance and development work within our test cells thereby accounting for a significant increase in liquefied petroleum gas (LPG) consumption. Second, the Westport Assembly Centre was opened creating additional office, storage, fuel system assembly and engine testing space. Third, the percentage of LNG returned to the Terasen pipeline via our gas injection system was lower during the reporting period as our engineering trucks operated on extended hours and increased mileage.

TABLE THREE

Total Direct Energy Consumption

by fiscal years ended March 31 (unaudited) in gigajoules (GJ)

Energy Source	2009	2008	2007	2006
Diesel	2,050.02	2,200.89	1,252.17	624.95
Other Testing Fuels [7]	352.96	38.33	93.56	95.30
Liquefied Natural Gas	12,551.1	15,625.24	13,511.31	10,989.69
Compressed Natural Gas	19,707.5	20,508.94	12,503.98	10,234.06
LNG Sold to Terasen	(7,167.4)	(11,122.11)	(10,803.40)	(9,736.92)
Total Energy Consumption	27,494.18	27,251.29	16,557.62	12,207.08


25
20
15
10
5
0
Energy Consumption (thousands of gigajoules)
2006
2007
2008
2009
Liquefied Natural Gas
Compressed Natural Gas
Diesel
Other Testing Fuels [7]
LNG sold to Terasen

7 *Other fuels used for engine testing or operations including propane, hydrogen, butane and ethane.*

ENVIRONMENTAL PERFORMANCE (CONTINUED)

Energy (continued)

Westport is a BC Hydro Power Smart Partner, one of the province's leading business customers working towards positively impacting their bottom line via the adoption of energy efficient practices to manage consumption in a more sustainable manner. Even with the addition of the Westport Assembly Centre facility, electrical consumption decreased by four percent during the reporting period due to a range of energy efficiency and behavioural improvements.

The most significant energy efficiency improvement during the reporting period was the installation and operation of a second transient dynamometer to drive an engine within a test cell. A transient dynamometer generates electricity during the engine test thereby offsetting the amount we need to purchase. In the same way that solar panels produce power for the building where they are installed, a transient dynamometer enables our engine development activities to generate electricity that can be used in the same technical facility.

TABLE FOUR

Annual Indirect Energy Consumption

by fiscal years ended March 31 (unaudited) in gigajoules (GJ)

	2009	2008	2007	2006
Electrical Consumption	8,114.5	8,403.5	6,870.58	7,603.17

Water

As global water resources will be impacted by climate change, water use is becoming an increasingly critical component of each organization's sustainability performance. Despite this, only the largest industries in British Columbia have water meters with data logging capability and the city of Vancouver does not currently provide meters to light industrial or commercial customers.

Our calculations indicate that Westport facilities cumulatively have an average daily rate of water use of approximately 13.5 m³ per day. Engine and fuel system component testing activities use process water that flows in a closed-loop thereby minimizing total water withdrawals. Water conserving domestic appliances and fixtures have been installed at all locations in an effort to further reduce our impact.

Greenhouse Gas Emissions

The Greenhouse Gas Protocol developed by the World Business Council on Sustainable Development (WBCSD) is the globally accepted standard for greenhouse gas (GHG) emissions accounting. The organizational boundary of this inventory includes all of Westport's British Columbia-based facilities and includes both scope one and scope two emissions. [8] We have not measured scope three emissions to date.

TABLE FIVE

Greenhouse Gas Inventory for Westport Operations [9]

by fiscal years ended March 31 (unaudited) in tonnes CO_2 equivalent

	2009	2008	2007	2006
Total Scope 1 Direct Emissions	1,383.25	1,563.59	948.13	693.21
Total Scope 2 Indirect Emissions	244.00	253.00	206.00	223.00
Total GHG Impact	1,627.25	1,816.59	1,154.13	916.21

A heavy-duty liquefied or compressed natural gas engine offers a range of environmental benefits including a reduction in GHG emissions. As a clean-technology leader we ask our customers to demonstrate environmental leadership and therefore must do so ourselves. It is critical that we understand the carbon impact of our operations and look for efficiency and process improvements to minimize our own emissions.

Finding comparable organizations against which to benchmark our GHG emissions remains a challenge. There are currently no regulatory requirements for a company of our size to disclose its emissions. [10] The process of compiling a GHG inventory is an important first step in understanding reduction opportunities and measuring progress.

In 2003, we partnered with Terasen Gas to design and build a gas injection system to return the quantity of LNG used for pump and tank testing back to the pipeline. There was a strong business and environmental case to support this installation as Terasen pays us for the returned natural gas and it has resulted in the significant reduction of greenhouse gas emissions from our operations. Since 2003, we estimate that this system has resulted in the greenhouse gas emissions reductions of more than 19,000 tonnes CO_2e and more than $300,000 in cost savings.

8 *Scope One Direct Emissions encompass both liquefied and compressed natural gas, diesel, propane, butane and ethane and fuel used in company vehicles. Scope Two Indirect Emissions include emissions associated with the purchase and use of electricity. Scope Three Indirect Emissions include emissions associated with raw materials processing, employee travel, waste management and materials production.*

9 *The GHG Protocol methodology used at this time only includes emissions associated with fuel consumption and not energy and emissions associated with fuel production, distribution and transport.*

10 *In Canada, Large Final Emitters (LFEs), those facilities that emit the equivalent of 100,000 tonnes (100 kT) or more of carbon dioxide (CO_2) equivalents per year are required to disclose their emissions.*

GHG Emissions Reduction of the Westport HD System

Our testing and development efforts have created an efficient, robust product with clear environmental benefits. In December 2008, a study by California-based TIAX LLC[11] confirmed a 21% reduction in GHG emissions in LNG trucks featuring the Westport HD System based on a 10 year, 400,000 mile scenario.

Under this scenario, a typical Westport HD-equipped natural gas truck operating at the San Pedro Bay ports in California will realize reductions of 21 tonnes of GHG emissions per year compared to an equivalent diesel truck. Using the example of the San Pedro Bay Ports, operating 8,400 LNG container hauler trucks at the Ports could realize the equivalent of removing more than 39 thousand cars from the road or 176,400 tonnes CO_2e of annual GHG reductions.

TIAX was commissioned to develop a life-cycle cost and emissions estimator for the comparison of current and future heavy-duty engines fuelled by diesel or natural gas. The model includes three different heavy-duty applications for California including urban buses, refuse haulers, and heavy-duty (long-haul) trucks. Emissions from the well to the wheel are factored, using models from California regulatory authorities.

The report[12] included a well to wheel emissions analysis for 11 different natural gas fuel pathways. The results showed 18% to 25% less GHG emissions for all North American natural gas supply as compared to the cleanest available diesel fuel (ultra low sulphur diesel or ULSD). The main pathway of natural gas supply for the south coast region of California, which is North American gas liquefied in California and provided by Clean Energy Fuels Corp. (NASDAQ: CLNE), has a GHG reduction of 21%.

Climate Change Risks

Climate change may yield multiple, interrelated business risk encompassing physical, operational and regulatory dimensions.

Extreme weather events and changing weather patterns may result in physical damage to Westport property and facilities. The physical impacts of climate change may result in increased financial costs such as higher insurance premiums for operations in areas prone to flooding or other natural events. Property taxes may increase as local governments identify infrastructure adaptation requirements. Energy demands per facility are likely to increase due to extreme temperatures. Carbon pricing mechanisms such as cap and trade regimes and/or a carbon tax will result in higher energy costs.

Westport's direct operations and actual greenhouse gas emissions are considered low-impact so the actual and anticipated regulatory risks associated with climate change mitigation or compliance obligations are low.

Waste Generation and Diversion

Waste reduction, reuse and recycling programs are well-established and well-maintained. Using generic formulas based on bin size and frequency of collection, Westport generates approximately 200 tonnes of waste annually. Reducing the amount of waste sent to landfill remains a priority and we have launched employee education and awareness efforts to communicate the importance of minimizing the amount of waste generated.

Our Facilities Engineering Group tracks the amount of waste recycled via our hazardous waste program, scrap materials collection and office waste initiatives.

TABLE SIX
Types of Hazardous and Solid Waste Recycled

Aluminum	Coolant	Lube oil	Stainless steel
Batteries	Diesel	Other plastic	Tires
Beverage Containers	E-waste	Paper	Viscor
Cardboard	Filters / rags	Plastic oil pails	Wastewater[13]
Cellphones	Light bulbs	Solvents	Wood

Environmental Compliance:

Compliance with applicable federal, provincial, and municipal regulations is a baseline environmental performance standard and we believe that leading organizations must go beyond minimum environmental requirements. Since its inception in 1996, Westport has not received any fines or non-monetary sanctions for environmental non-compliance.

11 TIAX (www.TIAXLLC.com) is a technology processing℠ company who transforms emerging innovations into robust technology platforms ready for hand-off. Leveraging technologies, laboratories, and links to external innovation sources, TIAX collaborates with customers in industry and government to create new business opportunities.

12 The TIAX report is available at: www.westport.com/pdf/GHG_and_Criteria_Pollutant_Emissions_Estimator.pdf

13 Wastewater includes ultrasonic cleaner solution and alkaline water from cooling water towers.

MANAGEMENT'S DISCUSSION AND ANALYSIS

BASIS OF PRESENTATION

This Management's Discussion and Analysis ("MD&A") for Westport Innovations Inc. ("Westport", "the Company", "we", "us") is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited annual consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2009. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The effect of significant differences between Canadian GAAP and US GAAP has been disclosed in note 24 to our audited consolidated financial statements for the year ended March 31, 2009. This MD&A is dated May 19, 2009.

Additional information relating to Westport, including our Annual Information Form ("AIF") and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov., respectively. All financial information is reported in Canadian dollars unless otherwise noted. Shares, share options, performance share units, warrants and per share amounts have been adjusted on a retroactive basis to reflect our three and one-half-to-one (3.5:1) share consolidation completed on July 21, 2008.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934 as amended. Such statements include but are not limited to statements regarding the demand for our products, the future success of our business and technology strategies, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government policies and regulation, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company's most recent Annual Information Form filed on SEDAR at www.sedar.com. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

Headquartered in Vancouver, Canada, Westport is engaged in the research, development and marketing of high performance, low-emission engines and fuel injection systems that use gaseous fuels such as natural gas, liquefied petroleum gas ("LPG") or hydrogen. We expect increased demand for these products for transportation, power generation and industrial applications because of the performance, emissions and life-cycle cost characteristics when compared to alternatives now available or known to be under development for these applications.

To encourage customers to adopt natural gas solutions for their transportation requirements, our strategy is to provide integrated solutions from fuel supply and storage through to service and support in cooperation with the world's leading engine, component and vehicle manufacturers and fuel infrastructure providers. We currently have one operating segment, which involves the research, development, and related commercialization of engines and fuel systems, operating on gaseous fuels such as natural gas and hydrogen, for the on-road commercial vehicle sector. Within that operating segment, we focus on the following strategic pillars: continuing to profitably grow Cummins Westport Inc. ("CWI"), our 50:50 commercial joint venture with Cummins Inc. ("Cummins"); commercializing and developing our Westport – HD liquefied natural gas ("LNG") systems for heavy duty (Class 8) trucks in North America and Australia, developing Juniper Engines Inc. ("Juniper") , which is focused on 2.0 litre and 2.4 litre industrial engines, and launching Weichai Westport Inc. ("WWI"), which is focused on developing heavy-duty engines in China. Outside of these four strategic pillars, Westport's corporate development efforts focus on the creation of new alliances and joint ventures, market development projects, and monetization of our significant patent portfolio.

CWI

Our first strategic pillar, CWI, is focused on the development, marketing and sale of a broad range of low-emission, alternate fuel engines for medium-duty and heavy-duty truck, refuse truck, transit bus, shuttle and urban specialty vehicle applications. Geographically, CWI's revenues are derived primarily from North America with developing markets in Asia, Europe, India and South America. CWI produces engines in the United States and has license agreements in place for local manufacturing in India and China through facilities operated by Cummins and its affiliates. CWI has a dominant market share in the North American natural gas transit market and is seeing increasing growth in the medium-duty truck and refuse truck markets. During fiscal 2009, CWI saw strong growth in demand for its products with 3,907 units shipped compared to 2,684 units in fiscal 2008. The majority of sales in fiscal 2009 related to ISL G engines sold in the United States. The ISL G was originally launched in mid-2007 and meets 2010 emissions standards today. Outside of the United States, during fiscal 2009, the Delhi Transport Corporation placed an order with Cummins India Ltd. for 3,125 natural gas engines using CWI's technology for 230 horsepower B Gas Plus engines powered by compressed natural gas. This order started shipping in the third quarter of fiscal 2009 and is expected to complete by the fourth quarter of fiscal 2010.

CWI's strategy is to grow profitably by leveraging its parents – Cummins for its global manufacturing, distribution and service support network, and Westport for its worldwide natural gas focus and expertise, industry relations and technology leadership. Since January 1, 2004, when the joint venture was re-launched to focus on spark ignited ("SI") products, CWI revenues, expressed in U.S. dollars to exclude foreign exchange distortions, have grown at more than 30% compounded annually on a calendar year basis. For the years ended March 31, 2009 and 2008, in Canadian dollars and after taking into account Cummins' 50% share, CWI contributed, on a pre-tax basis, $6.0 million and $3.0 million, respectively, to Westport. CWI's assets, liabilities, revenue and expenses are disclosed separately in note 19 of our consolidated financial statements.

Westport HD – LNG Systems for Heavy-Duty Trucks

Our second strategic pillar focuses on the commercialization and development of high-performance LNG systems for heavy duty trucks. This product line incorporates our proprietary direct injection technologies which allow us to deliver a natural gas-fuelled version of the latest original equipment manufacturer ("OEM") diesel engines and match the base engine's efficiency and performance without changing the base engine design, thereby minimizing the disruptions to the manufacturer and to the customer in switching fuels. In order to deliver LNG to our engines, we have developed proprietary integrated LNG fuel pumps and storage tanks to form a complete system. In order to support the adoption of LNG systems, we also work with engine, truck, component and fuel providers as necessary to provide integrated solutions for customers. We are currently focused on markets in North America and Australia and on fleets with high fuel usage, return to depot fueling, and access to natural gas fuel at a discount to diesel.

We have an agreement in place with Kenworth Truck Company ("Kenworth"), a division of PACCAR Inc. for factory production of our LNG fuel system adapted for the Cummins ISX-15-liter engine in a Kenworth T800 truck. In December, 2008, our agreement was expanded to include development and commercialization of LNG Kenworth trucks for the Australian market. During fiscal year 2009, we substantially completed our $3.8 million Assembly Centre in Metro Vancouver, which will support factory production of our products with Kenworth and other PACCAR companies such as Peterbilt in North America.

Juniper

We hold a 49% interest in Juniper, a 49:51 venture with OMVL SpA which offers high-performance alternative fuel engines for the global industrial market. On April 1, 2008, we invested $1.5 million as an initial contribution to Juniper. Juniper will initially target the OEM liquefied petroleum gas forklift market, and will be fully integrated, high performance and low-emission solutions. Juniper products are based on Hyundai Motor Company's 2.0 litre and 2.4 litre industrial engine platforms, and OMVL's multipoint fuel injection technology. The products are designed to meet EPA and CARB standards for 2010 and will be available in the second half of 2009. For the year ending March 31, 2009, the venture's first year of operations, we recorded an equity loss of $1.0 million related to Juniper.

Weichai Westport Inc. ("WWI")

On July 16, 2008, we announced that we had entered into a 30-year joint venture agreement with Weichai Power and Hong Kong Peterson to form a new entity. WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy-duty trucks, power generation and shipping applications. Under the terms of the WWI joint venture agreement, our initial investment is expected to be approximately $5.3 million (30 million RMB), equaling a 35% equity interest in WWI. Weichai Power and Hong Kong Peterson will hold 40% and 25% equity interests in WWI, respectively. As at the date of this MD&A, the Company has not made its initial investment to WWI as our investment into the joint venture is awaiting formal Chinese government approval.

Corporate Development and Technology Activities

A significant area of focus for our Company is developing new OEM and supply relationships and new innovative technologies. We cooperate or have cooperated on fuel delivery system development programs with a number of companies including Beijing Tianhai Industry Co. Ltd ("BTIC"), Cryostar SAS ("Cryostar"), Ford, BMW, Isuzu, Cummins and Weichai Power Co. Ltd. ("Weichai Power") and are in various stages of negotiations to develop and commercialize our technologies with other global leaders. On July 14, 2008, we announced that we had entered into a development agreement with a leading European engine manufacturer relating to our proprietary high-pressure direct injection ("HPDI") fuel system operating with natural gas and bio gas. We are working together to integrate and test our HPDI fuel system on their engine platforms with development work expected to last twelve to eighteen months.

We also hold a 50% interest in BTIC Westport Inc ("BWI"), a joint venture with BTIC, which is headquartered in Beijing, China and sells and markets LNG tanks for natural gas fuelled vehicles globally. The tanks can be installed on any vehicle, regardless of the manufacturer. We originally contributed $0.4 million to BWI. Through the joint venture agreement and related license and supply agreements, we share equally in the profits on products developed and sold by BWI. During fiscal 2009, BWI recorded net income of $0.6 million, of which our share was $0.3 million.

External Market Conditions

During the second half of our fiscal year, we saw significant deterioration in the credit and equity markets, falling energy prices, a lower Canadian dollar and weakness in the worldwide economy. Some of our major OEM partners have closed plants, consolidated product lines and / or have downsized. Many have also implemented tighter credit procedures. Some of the wider economic issues have negatively affected the natural gas vehicle market including significant declines in the price of diesel fuel compared to last summer. Since much of our revenues are earned through sales to government entities, or are at least partially funded by government entities, we believe we may be less affected than others in the automotive sector and may also see opportunities arising from government stimulus packages.

In response to these challenging financial conditions, we have taken certain actions to better position ourselves including revising our annual budget and forecasts. We have also reduced or deferred operating expenditures to lower our overhead and revised our hiring practices to reduce annual payroll costs and are monitoring our working capital position.

SELECTED ANNUAL FINANCIAL INFORMATION

Selected Statements of Operations Data for Fiscal Years Ended March 31, 2007 to 2009
expressed in thousands of Canadian dollars, except for per share amounts, shares outstanding, and units shipped

	2009	2008	2007
Units shipped	4,038	2,720	2,001
Total revenue	121,837	71,536	60,480
Gross margin	30,817	22,513	22,099
GM %	25%	31%	37%
Net loss	(24,425)	(10,315)	(11,307)
Net loss per share—basic and diluted [1]	(0.81)	(0.41)	(0.53)
Weighted average shares outstanding	30,268,947	25,167,966	21,478,521
Cash and short-term investments	82,619	22,762	23,081
Total assets	135,504	78,940	59,633
Long-term financial liabilities [2]	28,543	5,762	22,648
Cash used in operations before changes in non-cash working capital	(25,625)	(17,594)	(11,325)
CWI income for the year after taxes	7,832	11,632	12,114
JV Partner's share of CWI income	3,916	5,816	6,057

[1] Fully diluted loss per share is not materially different as the effect of conversion of stock options, warrants, and performance share units would be anti-dilutive.

[2] Excluding current portions of warranty liability and long-term debt obligations, and Joint Venture Partners' share of net assets of joint ventures.

OVERVIEW OF FISCAL 2009 RESULTS

Operating Results

In the fiscal year ended March 31, 2009, consolidated revenues increased to $121.8 million from $71.5 million in fiscal 2008, a year over year increase of 70%. There were 4,038 units shipped compared with 2,720 units shipped in the prior fiscal year, with increased sales of CWI's ISL G and Westport's LNG systems. CWI revenues increased from $67.3 million in fiscal 2008 to $109.9 million in fiscal 2009, an increase of 63%, on higher engine shipments and with parts revenue up $2.7 million. Non-CWI revenues increased from $4.2 million to $11.9 million on 131 LNG units shipped in the fiscal 2009 year compared to 36 in the prior fiscal year. LNG system shipments were primarily to customers associated with the Ports of Los Angeles and Long Beach ("the Ports"). In U.S. dollar terms (our products are priced in U.S. dollars), consolidated revenues increased by approximately 57%.

Our net consolidated loss for the year ended March 31, 2009 was $24.4 million, or $0.81 per share, compared to $10.3 million, or $0.41 per share for the year ended March 31, 2008. Our non-CWI loss increased by $12.2 million, while our share of CWI net income decreased by $1.9 million. Non-CWI net loss from $16.1 million to $28.3 million with non-CWI operating expenses (research and development, general and administrative, and sales and marketing) up $12.6 million compared with fiscal 2008. The increase relates primarily to higher expenses associated with launching our LNG systems for the heavy duty market such as Kenworth integration costs, production related operating costs, current product support, and sales and marketing expenses. In addition, during the year, we listed on NASDAQ incurring additional listing fees, board expenses, insurance, legal, accounting and other costs and we also incurred higher legal costs related to our OEM engine development agreements with our European partner and WWI. We also accrued approximately $1.4 million in royalties payable to Industry Canada's Industrial Technologies Office ("ITO") whereas funding associated with this program was recognized in prior years. Other revenue and expenses included our 49% share of the loss from Juniper of $1.0 million for in fiscal 2009. We also recognized $14.3 million in gains and $2.3 million in future income tax expense from the sale of Clean Energy Fuels Corp. ("Clean Energy") shares compared to $10.7 million in gains and $1.2 million in future taxes associated with the sale of Clean Energy shares and other long-term investments in the previous year. We recorded $1.9 million in interest expense and amortization of long-term debt compared with $1.0 million in the previous year. This increase related to $15.0 million in subordinated debenture units discussed below.

Our share of CWI's income decreased $1.9 million from $5.8 million in fiscal 2008 to $3.9 million in fiscal 2009 despite the increase in revenues, primarily as a result of higher warranty accruals and income taxes. In fiscal 2009, CWI utilized its remaining loss carryforwards and recognized income tax expense of $4.2 million compared to a tax recovery of $5.6 million in the prior year. On a pre-tax basis, CWI recognized income of $12.0 million compared to $6.0 million in fiscal 2008.

OVERVIEW OF FISCAL 2009 RESULTS (CONTINUED)

Capital Management

On July 3, 2008, we issued 15,000 debenture units for total gross proceeds of $15 million. Each debenture unit consists of an unsecured subordinated debenture in the principal amount of $1,000 bearing interest at 9% per annum and 51 Common Share purchase warrants exercisable into common shares at any time for a period of two years from the date of issue at $18.73 per share. We have the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of their principal amount after 18 months. Interest is payable semi-annually and the debentures mature on July 3, 2011. We also issued 46,118 broker warrants which are exercisable into Common Shares at a price of $16.10 per share for a period of two years from the date of issue.

On August 14, 2008, we filed a final prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with an initial public offering of Westport common shares in the United States on NASDAQ. We started trading on NASDAQ on August 15th and raised $53.0 million through the initial public offering, net of $4.9 million in financing costs.

In October 2008, as required by the terms of our funding agreement with ITO, we issued 790,614 warrants with a strike price of $10.65 to the Government of Canada and a fair value of $4 million. The fair value was agreed upon in the funding agreement and the number of warrants issued was determined using a Black-Scholes option pricing model using the 5 day weighted stock price as at September 30, 2008.

Cash and Investments

As at March 31, 2009, our cash and short term investments balance was $82.6 million compared to $22.8 million at March 31, 2008. For the year ended March 31, 2009, we raised approximately $53.0 million in net proceeds from our NASDAQ initial public offering discussed above, $14.0 million, net of expenses, from the issuance of debenture units discussed above, and $19.4 million from the sale of shares in Clean Energy. Cash used in operations and for capital expenditures was $15.2 million, with $9.3 million used in operations and $5.9 million in capital expenditures associated primarily with the establishment of our assembly centre and expansion of office facilities. During the year ended March 31, 2009 we invested $1.5 million in Juniper, advanced Cummins $1.6 million net of loan repayments and paid $5.4 million against our limited recourse loan from Clean Energy. During the third quarter, CWI also paid out $9.3 million in dividends to Cummins.

In fiscal 2008, we negotiated a limited recourse loan repayable only from certain receipts of sales of LNG systems, from Clean Energy for U.S. $6.0 million to allow us to produce approximately 75 LNG systems in anticipation of deliveries to customers. Of the 75 LNG units included in this agreement, 59 have been sold in fiscal 2009 with proceeds from the sale being used to draw down the non-interest bearing loan. As at March 31, 2009, there was a balance of $1.6 million with repayment of the loan only due and payable with payments from customers on the remaining 16 units. The loan is denominated in U.S. dollars.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The Company's accounting policies are described in note 2 of the annual consolidated statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, the valuation of long-term investments, equipment, furniture and leasehold improvements, intellectual property, revenue recognition, inventory, stock based compensation and warranty. The application of these and other accounting policies are described in note 2 of our fiscal 2009 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Variable Interest Entity Accounting

A variable interest entity ("VIE") is any type of legal structure not controlled by voting equity, but rather by contractual and/or other financial arrangements. Interests in VIEs are consolidated by the company that is the primary beneficiary. We have identified CWI, BWI and Juniper as VIEs and determined that we are the primary beneficiary in the case of both CWI and BWI. Accordingly, we consolidate CWI and BWI, reflecting 100% of their assets, liabilities, revenues and expenses in our consolidated financial statements and showing the 50% interest held by our joint venture partners, Cummins and BTIC, as "Joint Venture Partners' share of net income from joint ventures". We have concluded that we are not the primary beneficiary in the case of Juniper and as a result, our investment in Juniper is recorded as an equity investment with our 49% share of its net income recorded as "loss from investment accounted for by the equity method".

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenues. We use historical failure rates, and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, including the ISL G, which was launched in mid-2007, and our HPDI LNG systems, of which approximately 175 units have been shipped as of March 31, 2009, historical data may not necessarily reflect actual costs to be incurred and this exposes the Company to potentially significant fluctuations in liabilities. Adjustments to the warranty provision are recorded in cost of revenues. During the year, we increased our warranty reserves to reflect new claims experience information received on CWI products. These changes in estimates are discussed further in the "Cost of Revenue" and "Gross Margin" sections under "Results of Operations".

Revenue Recognition

Our primary source of revenue is the sale of CWI spark ignited engines, kits, LNG systems, and parts. Product revenue is recognized, net of estimated costs of returns, allowances, and sales incentives, when the products are shipped and title passes to the customers and collection is reasonably assured. Product revenue also includes kit sales, fees earned from performing test services, research and development activities for third parties and revenues earned from licensing our technologies to third parties. Revenue from testing and research and development activities is recognized as the services are performed. Amounts received in advance of revenue recognition are recorded as deferred revenue. Parts revenue is recognized as the parts are sold.

Inventories

Inventory consists of fuel systems, component parts, work-in-progress, and finished goods associated with our LNG systems. We carry inventory at the lower of weighted average cost and net realizable value. In establishing whether or not a provision is required for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. If and when we determine that such changes have occurred and that they would have a negative impact on the carrying value of inventory on hand, adequate provisions would be made. Unforeseen changes in these factors could result in the recognition of additional inventory provisions.

Long-Term Investments

Long-term investments are designated as available for sale and recorded at their fair value to the extent a reliable fair value is determinable. Changes in fair value are recognized in accumulated other comprehensive income. A decline in value that is considered other than temporary is recognized in net loss for the period.

Equipment, Furniture, and Leasehold Improvements and Intellectual Property

Generally accepted accounting principles in Canada require that we consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intellectual property, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such costs are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset, as an estimate of fair value to determine whether or not a write down is required.

Stock-Based Compensation

We account for stock-based compensation related to stock options and performance share units granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method and estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered. We account for performance based units by calculating the fair value based on the market price of the Company's common shares on the date of grant and record compensation expense in the period earned, which generally is the period over which the units vest.

Adoption of New Accounting Standards

On April 1, 2008, we adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1400, *General Standards of Financial Statement Presentation*; Section 1535, *Capital Disclosures*; Section 3031, *Inventory*; Section 3064, *Goodwill and Other Intangible Assets*; Section 3862, *Financial Instruments – Disclosures*; and Section 3863, *Financial Instruments – Presentation*. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Financial Statement Presentation:

Section 1400 amended the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. We adopted this new guidance effective April 1, 2008 but the adoption had no impact on the consolidated financial statements.

Capital Disclosures:

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. The purpose of this standard is to enable financial statement users to evaluate the Company's policies and procedures for managing capital. We adopted this standard on April 1, 2008, resulting in more extensive disclosures in our annual and interim financial statements.

Inventory:

Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In certain circumstances, the new section will also permit the reversal of previous write-downs. We adopted this standard effective April 1, 2008. This standard did not have a material impact on our consolidated financial statements.

Financial Instruments:

Section 3862 and Section 3863 establish standards for the presentation of financial instruments and non-financial derivatives and identify the information that should be disclosed about them. The purpose of these standards is to place enhanced emphasis about the nature and extent of risks arising from financial instruments and how we manage those risks. We adopted this standard on April 1, 2008, resulting in more extensive disclosures in our annual and interim financial statements.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The following changes have been recently issued and will be adopted in future.

Goodwill and Intangible Assets

Section 3064 replaces Section 3062, *Goodwill and Other Intangible Assets* and Section 3450, *Research and Development Costs*. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, establishing consistent treatment of all intangible assets, whether separately acquired or internally developed. We will adopt this standard effective April 1, 2009 and are currently assessing the impact of this new standard on our consolidated financial position, results of operations or cash flows.

International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board over a transitional period to be completed by 2011.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises' transition date to IFRS-IASB; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises' transition date to IFRS-IASB.

We have considered the potential implementation of IFRS-IASB as well as the possibility of adopting U.S. GAAP, as an alternative. In reviewing these two options we have considered our shareholder base, conversion costs, recent developments in the proposed convergence of IFRS-IASB with U.S. GAAP and other factors. We have determined, at this time, that adopting U.S. GAAP would be less disruptive and less costly as we currently prepare a U.S. GAAP reconciliation in the notes to our consolidated financial statements and our systems are set-up to capture U.S. GAAP information. Management expects to transition to U.S. GAAP on or before January 1, 2011. We will continue to monitor developments in IFRS-IASB standards and our intent will be to move IFRS-IASB if and when adopted in the United States.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Under the supervision of the CEO and CFO and based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), management evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures and assessed the design of the Company's internal control over financial reporting as of March 31, 2009. Based on this evaluation, we have concluded that disclosure controls and procedures were effective and internal controls over financial reporting have been adequately designed to provide reasonable assurance regarding the reliability of our financial statements and reports. Pursuant to Sarbanes-Oxley Rule 404 for the fiscal year ended March 31, 2010, our independent auditors will be required to furnish an audit report on our internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING (CONTINUED)

During the year ended March 31, 2009, we implemented certain inventory modules of our enterprise resource planning system to allow us to more efficiently track cost of sales. We continue to refine our internal controls in relation to inventory. Our primary internal controls and processes over inventory remained unchanged. No material changes were made in our internal controls over financial reporting during the year ended March 31, 2009. We expect that our financial reporting policies, processes and systems will continue to evolve as we continue to launch product at increasing volume levels and partner with various OEMs and other partners.

FINANCIAL OVERVIEW

Results From Operations

Revenue
expressed in thousands of Canadian dollars except for units

	Fiscal years ended March 31		
	2009	2008	2007
Engine shipments (units)	3,907	2,684	1,993
HPDI Fuel Systems (units)	131	36	8
Total unit shipments	4,038	2,720	2,001
Product revenue	102,755	55,238	47,195
Parts revenue	19,082	16,298	13,285
	121,837	71,536	60,480

Product Revenue by Geographic Region
as a percentage of revenue

	Fiscal years ended March 31		
	2009	2008	2007
Americas	84%	66%	72%
Asia	4%	18%	13%
Rest of the World	12%	16%	15%

Product revenue for the year ended March 31, 2009 was $102.8 million, up $47.6 million, or 86%, from $55.2 million in the prior fiscal year, on total CWI and LNG product shipments of 4,038 units compared to 2,720 units in the prior year. CWI product revenue was up 78% to $90.9 million compared to $51.0 million in fiscal 2008. CWI product sales increased from 2,684 units in fiscal 2008 to 3,907 units in fiscal 2009. In U.S. dollar terms, CWI product revenue increased by US$32.2 million, or by 65%, with Americas up by U.S.$36.6 million, primarily because of increased deliveries of the ISL G for transit and refuse applications; Asia down U.S.$5.8 million as fiscal 2008 saw deliveries of engines to China in advance of the 2008 Olympics; and the rest of the world up U.S.$1.4 million primarily because of shipments to India. The U.S. dollar strengthened against the Canadian dollar by an average of 9% during the year, resulting in higher growth in Canadian dollar terms. Kit revenues, which are included in product revenue, increased to $6.3 million, from $1.4 million, primarily driven by the sales order from Delhi Transport Corporation.

Non-CWI revenues grew from $4.2 million to $11.9 million with 131 LNG units in the year compared to 36 in the prior year. In fiscal 2009, this included $11.0 million of product revenue associated with sales of heavy duty LNG systems in North America and Australia as well as $0.9 million in other revenues related primarily to testing services.

For the year ended March 31, 2008, product revenue was $55.2 million up 17% from fiscal 2007 revenues of $47.2 million and units shipped increased to 2,720 from 2,001. In fiscal 2008, sales to Asia were driven primarily by shipments to China for Beijing Public Transit and for export in Chinese buses. Americas growth was driven primarily by the launch of the ISL G, which replaced the C Gas Plus in North America, and increased demand for the product in refuse and truck applications while revenues internationally increased due to activities in India and increased sales to Europe. Non-CWI revenues increased to $4.2 million in 2008 from $2.4 million in 2007 with 36 LNG system shipments for heavy duty trucks compared with eight in 2007.

Parts revenue for the years ended March 31, 2009 and 2008 was $19.1 million and $16.3 million, respectively. The 17% increase is attributable primarily to foreign exchange. Engine population, reliability and age also impact parts revenue. For the year ended March 31, 2008, parts revenue compared to fiscal 2007 increased $3.0 million to $16.3 million from $13.3 million as distributors stocked up on new parts for the ISL G engine.

Cost of revenue for the year ended March 31, 2009 was $91.0 million compared to $49.0 million in the prior year. CWI's cost of revenues was $81.3 million and $45.5 million for fiscal years 2009 and 2008, respectively. The $35.8 million increase is associated primarily with the $42.6 million increase in revenues. However, in the year ended March 31, 2009, cost of revenue also includes an unfavourable warranty adjustment of $4.3 million in 2009 associated primarily with the ISL G and L Gas engines. Non-CWI cost of revenue was $9.7 million and $3.5 million, respectively, in the years ended March 31, 2009 and 2008. The change was related primarily to increasing sales revenue.

Cost of revenue for the year ended March 31, 2008 was $49.0 million compared to $38.4 million in the prior year. Included in CWI's cost of revenue of $45.5 million and $36.2 million for fiscal years 2008 and 2007 were net positive adjustments to warranty of $1.3 million and $1.4 million respectively. Non-CWI cost of revenues was $3.5 million and $2.2 million.

Gross margin was $30.8 million and $22.5 million for the years ended March 31, 2009 and 2008, respectively. Gross margin percentages were 25% and 31% for those years, respectively. CWI gross margin and gross margin percentage were $28.6 million and 26% in fiscal 2009 compared with $21.8 million and 32% in fiscal 2008. Gross margin percentage declined primarily because of higher warranty reserves taken, and a higher accrual rate taken on new ISL G units shipped in the year. To reflect warranty claims experience in the year, CWI increased warranty reserves by $4.3 million, which negatively impacted the margin percentage by 4%. The remaining change in the CWI margin is attributable to product and geographic sales mix as well as an increase in kit revenue which generates a lower margin. Non-CWI gross margin and gross margin percentages were $2.2 million and 18.5% in fiscal 2009 compared to $0.7 million and 17.0% in fiscal 2008. Gross margins fluctuate with foreign exchange, product mix and volumes.

Gross margin was $22.5 million and $22.1 million for the years ended March 31, 2008 and 2007, respectively. Gross margin percentage declined by six points on a consolidated basis between fiscal 2007 and 2008 from 37% to 31% primarily because of product and geographical mix with parts, kits and LNG systems generally having a lower margin on a percentage basis relative to CWI engines. CWI gross margin percentage also declined in the year with the launch of the ISL G engine, which, being a new product, launched with more aggressive pricing and conservative warranty estimates than its predecessors, the C Gas Plus and L Gas. On non-CWI products, foreign exchange reduced LNG system margins in the year with inventories purchased when the U.S. dollar was weaker.

Research and development expenses, net of program funding, increased $8.0 million, or 35% in fiscal 2009 to $31.0 million from $23.0 million in the prior year. CWI's net research and development expenses increased by $2.2 million during fiscal 2009. The increase relates to $1.1 million of technology royalty fees to Cummins as the result of higher revenues and $1.1 million of increasing costs relating to product development and product support. During fiscal 2009, non-CWI net expenses increased by $5.7 million. Government and partner funding decreased by $1.4 million with ITO contributions fully recognized in the prior year and we also accrued $1.4 million in royalty payments to ITO as per our funding agreement in the 2009 fiscal year. We also incurred $3.0 million in increased current product engineering expenses and production and other costs associated with the Westport Assembly Centre. In addition, we incurred $2.3 million in costs associated with new product development such as research and testing associated with meeting 2010 emissions standards for our HPDI units and work associated with our European OEMs and next generation fuel systems. This was offset by completion of the 2007 LNG North America and Australia product development program during fiscal 2009 reducing costs by $2.4 million compared with fiscal 2008.

Research and development expenses, net of program funding, increased $1.1 million, or 5%, in fiscal 2008 to $23.0 million from $21.9 million in the prior year. CWI net research and development expenses decreased by $0.5 million with the launch of the ISL G during the year and the weaker U.S. dollar lowering the cost of labour and materials. Non-CWI net expenses increased by $1.6 million with investments made during the year in LNG North America and Australia product development and current product support offsetting decreases in development costs associated with our Isuzu program, which formally ended in fiscal 2007, and costs related to getting our LNG tank and pump systems commercial ready in fiscal 2007. Government funding also decreased from $5.2 million in fiscal 2007 to $3.7 million in fiscal 2008 with funding from ITO down $0.9 million as a result of maximum funding levels reached in the year and with CWI funding down $1.0 million with the ISL G product development completed. Funding related to the Australian demonstration project increased by $0.6 million.

Research and Development Expenses
expressed in thousands of Canadian dollars

	Fiscal years ended March 31		
	2009	2008	2007
Research and development expenses	33,003	26,684	27,041
Program funding	(2,021)	(3,658)	(5,150)
Research and development, net	30,982	23,026	21,891

General and administrative expenses for the year ended March 31, 2009 and 2008 were $8.6 million and $6.0 million, respectively. The $2.6 million increase relates primarily to $0.9 million associated with increased CWI expenses, increased stock based compensation costs of $1.0 million, and $0.6 million in increased public company costs, consulting costs and other costs.

For the year ended March 31, 2008, general and administrative expenses decreased by $0.9 million from $6.9 million in fiscal 2007. The $0.9 million decrease relates primarily to a $1.0 million decrease in stock based compensation.

Sales and marketing expenses for the years ended March 31, 2009 and 2008 were $15.1 million and $10.6 million, respectively. The $4.5 million increase primarily relates to additional sales and support costs of $3.4 million associated with our commercial launch of HPDI products and other promotional initiatives and $1.9 million relating to business development and emerging markets initiatives and OEM integration costs primarily relating to PACCAR offset by a $0.8 million decrease in CWI sales and marketing expenses.

In the year ended March 31, 2008, sales and marketing expenses increased to $10.6 million from $7.1 million in fiscal 2007 primarily with CWI accruing $1.8 million to resolve customer issues, an increase in other CWI sales and marketing expense relating to the launch of the ISL G engine and non-CWI business development activities in California, Europe and China.

Foreign exchange gains and losses primarily reflect the realized net gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated assets and liabilities that are mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. For the year ended March 31, 2009, we recognized a foreign exchange loss of $0.7 million with the significant foreign currency volatility during the year. On April 1, 2008, we determined that CWI was a self sustaining foreign operation with a U.S. dollar functional currency for accounting purposes. During fiscal 2009, $2.8 million of net unrealized foreign exchange gains were recorded as cumulative translation adjustment, a separate component of shareholders' equity. Prior to April 1, 2008, CWI was an integrated operation for accounting purposes such that foreign exchange gains and losses relating to CWI were recorded in the consolidated statements of operations.

Depreciation and amortization for the years ended March 31, 2009, 2008 and 2007 were $2.0 million, $1.6 million and $1.4 million, respectively. Between 2008 and 2009, the increase in depreciation and amortization of $0.4 million related primarily to depreciation of leasehold improvements and equipment related to our new production facility, which was completed during the year. Between 2007 and 2008, depreciation increased by $0.2 million reflecting depreciation and amortization of capital expenditures recorded in the period offset by assets becoming fully depreciated.

Interest on long-term debt and amortization of discount of $1.9 million in the year ended March 31, 2009 related to the interest and the accretion on the subordinated debenture notes issued July 3, 2008. Interest on the debentures was recorded at 9% per annum. Canadian GAAP also required us to separately allocate the proceeds of the debenture units between the debt component and the warrants. Accordingly, the value of the debt ($11.4 million) and the value of the warrants ($3.6 million) were calculated based on each instruments relative share value. The amount of the long-term debt is being accreted to its face value using the effective interest rate method.

Interest on long-term debt and amortization of discount of $1.0 million and $1.7 million in the years ended March 31, 2008 and 2007, respectively, related to the interest and the accretion on $22.1 million of convertible notes issued to funds managed by Perseus LLC. Prior to the notes being fully converted in July, 2007, interest was being accrued at 8% per annum and the amount of the debt was being accreted to its face value using the effective interest rate method.

Interest and other income for the years ended March 31, 2009 and 2008 was $1.9 million and $1.3 million, respectively. Amounts include interest income on cash and short-term investments as well as gains from the sale of short-term investments. The increase of $0.6 million from 2008 to 2009 relates to a higher average balance in our cash and short-term investments subsequent to the financing associated with our NASDAQ listing in July 2008 partially offset by lower interest yields particularly in the third and fourth quarters.

For the years ended March 31, 2008 and 2007, interest and other income was $1.3 million and $0.8 million. The amounts included interest on cash and short-term investments as well as gains from the sale of equipment and income earned from the sale of Clean Energy options.

Gain on sale of long-term investments in fiscal 2009 of $14.3 million relates to the sale of Clean Energy shares. In 2008 the realized gain of $10.7 million related to the sale of Clean Energy shares ($8.0 million) as well as a disposition of substantially the remaining portion of our interest in Wild River Resources Ltd. ("Wild River"), for a net gain on sale of $2.7 million. In fiscal 2007, the $8.1 million related to the net gain on the sale of 45% of our interest in Wild River and the dilution gain arising when we reduced our ownership from 55% to 16%.

Income tax expense for the year ended March 31, 2009 was $6.5 million while for the years ended March 31, 2008 and 2007 we had income tax recoveries of $4.5 million and $3.1 million, respectively. Current income tax expense, representing cash taxes payable in the year, was $3.3 million, $0.2 million and $0.4 million for fiscal 2009, 2008 and 2007, respectively. Future income tax expense in fiscal 2009 was $3.2 million while in fiscal 2008 and 2007 income tax recoveries were $4.7 million and $3.5 million, respectively. Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities. As a result of utilizing all of the tax losses carried forward during the third quarter of fiscal 2009, CWI incurred current tax expense of $3.0 million on its third and fourth quarter taxable income.

During the year ended March 31, 2009, CWI utilized its remaining tax losses carried forward from previous years of $14.7 million U.S. dollars. These losses carried forward had previously been recognized as future tax assets and the majority of the losses were utilized in the first and second quarters. The portion of the future tax asset relating to losses carried forward was drawn down to offset current tax expense. The draw down of the future tax asset for utilized losses was offset by an increase in the warranty liability, which will result in future tax deductions for CWI.

The remaining increase in future income tax expense relates to the sale of our Clean Energy shares of $2.2 million as a result of reversing the future tax credit arising on available for sale investments in 2007 when such investments were designated as being previously recognized in accumulated other comprehensive income.

In the years ended March 31, 2008 and 2007, CWI recognized future income tax recoveries of $5.9 million and $3.5 million, respectively, arising from the recognition of future income tax assets associated with its loss carry-forwards. Prior to fiscal 2007, these losses were fully offset by a valuation allowance. However, as CWI had shown a consistent history of profitability, a portion of its loss carry-forwards were recognized in fiscal 2007 and the balance fully recognized in fiscal 2008.

In the year ended March 31, 2008, we also recognized a $1.3 million future income tax expense associated with the gains on sale of available for sale investments previously recognized in accumulated other comprehensive income.

FINANCIAL OVERVIEW (CONTINUED)

Results From Operations (continued)

Joint Venture Partners' share of income from joint ventures of $4.2 million in fiscal 2009 reflects Cummins 50% share of CWI's net income after tax and also includes BTIC's 50% share of BWI's net operating income in the period. In fiscal 2009, the Cummins share of CWI was $3.9 million and BTIC's share of BWI was $0.3 million. For the year ended March 31, 2008, $5.6 million reflects Cummins' 50% share of CWI's net income after tax and also includes BTIC's 50% share of BWI's net operating loss in the period, or $0.3 million. For the year ended March 31, 2007, Cummins' share of CWI's net income was $6.1 million representing 50% of CWI's pre-tax income of $8.9 million and 50% of CWI's net tax recovery of $3.3 million

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at March 31, 2009, our cash, cash equivalents and short-term investment position was $82.6 million, an increase of $59.8 million from the end of fiscal 2008. Cash and cash equivalents consist of guaranteed investment certificates with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers' acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the year ended March 31, 2009, our cash used in operations was $9.3 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $25.6 million. Changes in non-cash working capital for the year contributed $16.3 million. The $16.3 million change in working capital for the year ended March 31, 2009 was impacted positively by cash inflows from higher accounts payable and accrued liabilities balance of $5.5 million, increases in warranty liability of $12.2 million arising from increases in warranty accruals recorded in the year, and increases in deferred revenue of $2.9 million. This was offset by an additional investment in inventory of $5.0 million with changes to accounts receivable and prepaid expenses accounting for the remaining difference of $0.7 million. Cash used in investing activities included $5.9 million spent on equipment, furniture and leasehold improvements, the majority of which related to our new Westport Assembly Centre and expansion of office space. The total cost for this new facility, including: equipment, leasehold improvements and furniture was approximately $3.8 million. We also increased our net advances to Cummins by $1.6 million and paid a dividend to them of $9.3 million. We expect Cummins will continue to borrow funds from CWI's excess cash each quarter. We also repaid $5.4 million against our non-recourse loan with Clean Energy.

During the year ended March 31, 2009, we funded our operations and purchases of equipment, furniture and leasehold improvements through proceeds from the sale of our Clean Energy shares of $19.4 million, and through our equity financing associated with our listing on NASDAQ resulting in cash of $53 million, net of $4.9 million of share issuance costs, as well as from our subordinated debenture units of $14.0 million, net of expenses of $1.0 million, and our share of operating cash flow from CWI.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits, borrowings under our credit facility and proceeds from the sale of our remaining investment in Clean Energy, valued at $1.4 million as at March 31, 2009, to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

Our $13 million credit facility with our bank has been drawn down by our demand installment loan of $4.6 million and is subject to and limited by financial covenants, which may prevent us from drawing against the full amount of the line. As at March 31, 2009, we had access to the full amount of the line. During the year, our bank increased the interest rate payable on our credit facility from prime minus 0.25% to prime plus 0.25% for borrowings up to $5 million due to the current credit environment.

Westport's capital requirements will vary depending on a number of factors, including: the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This "Capital Requirements, Resources and Liquidity" section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the "Forward Looking Statements and Basis of Presentation" sections of this MD&A which discusses forward-looking statements and the "Risks and Uncertainties" section of this MD&A and of our Annual Information Form.

Shares Outstanding

For the years ended March 31, 2009, 2008 and 2007, the weighted average number of shares used in calculating the loss per share was 30,268,947, 25,167,966 and 21,478,521, respectively. During the year ended March 31, 2009, we granted 39,280 stock options and 667,815 performance share units relating to our long-term incentive programs. As part of the debenture units issued on July 3, 2008, we also issued 771,428 warrants with a strike price of $18.73 and 46,118 broker warrants with a strike price of $16.10. We also issued 790,614 warrants with a strike price of $10.65 to the Government of Canada, as required under our funding agreement. Shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	March 31, 2009		May 19, 2009	
	Number	Weighted average exercise price	Number	Weighted average exercise price
Shares outstanding	32,040,540	$ n/a	32,041,492	$ n/a
Share options				
Outstanding	1,136,163	7.32	1,131,132	7.29
Exercisable	786,282	7.53	782,203	7.48
Performance share units				
Outstanding	1,729,970	n/a	1,729,970	n/a
Exercisable	597,560	n/a	597,560	n/a
Warrants				
Outstanding and exercisable	1,608,160	14.68	1,608,160	14.68

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF FOURTH QUARTER 2009

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)
expressed in thousands of Canadian dollars except per share and percentages

for the three months ended:	2007-Jun-30	2007-Sep-30	2007-Dec-31	2008-Mar-31	2008-Jun-30	2008-Sep-30	2008-Dec-31	2009-Mar-31
Units shipped	533	867	801	519	1,078	1,460	824	676
Average foreign exchange rate (C$:US$)	$ 1.10	$ 1.04	$ 0.98	$ 1.00	$ 1.01	$ 1.04	$ 1.21	$ 1.25
Product revenue	$ 11,842	$ 16,639	$ 15,488	$ 11,269	$ 21,428	$ 34,332	$ 25,448	$ 21,547
Parts revenue	$ 3,888	$ 4,530	$ 3,822	$ 4,058	$ 4,081	$ 4,680	$ 5,606	$ 4,715
Total revenue	$ 15,730	$ 21,169	$ 19,310	$ 15,327	$ 25,509	$ 39,012	$ 31,054	$ 26,262
Cost of sales	$ 10,392	$ 15,116	$ 12,756	$ 10,759	$ 17,170	$ 29,785	$ 24,733	$ 19,332
Gross margin	$ 5,338	$ 6,053	$ 6,554	$ 4,568	$ 8,339	$ 9,226	$ 6,321	$ 6,930
	34%	29%	34%	30%	33%	24%	20%	26%
Net income (loss) for the period	$ (4,724)	$ (4,867)	$ 7,401	$ (8,125)	$ (3,463)	$ 676	$ (8,928)	$ (12,710)
Earnings (loss) per share:								
Basic	$ (0.22)	$ (0.19)	$ 0.28	$ (0.30)	$ (0.13)	$ 0.02	$ (0.28)	$ (0.43)
Diluted	$ (0.22)	$ (0.19)	$ 0.26	$ (0.30)	$ (0.13)	$ 0.02	$ (0.28)	$ (0.43)
Cash from (used in) operations before changes in non-cash operating working capital	$ (3,372)	$ (2,645)	$ (3,339)	$ (8,238)	$ (2,548)	$ (3,947)	$ (8,288)	$ (10,842)
Company's 100% share of CWI net income (loss)	$ 1,160	$ 2,412	$ 8,870	$ (810)	$ 3,234	$ 2,800	$ 258	$ 1,540
Joint Venture Partner's share of CWI net income (loss)	$ 580	$ 1,206	$ 4,435	$ (405)	$ 1,617	$ 1,400	$ 129	$ 770

Three Months Ended March 31, 2009 and 2008

Our total consolidated revenues for the three months ended March 31, 2009 were $26.3 million, an increase of $11.0 million or 72% from the same period in fiscal 2008 ($15.3 million.) On a U.S. dollar basis, consolidated revenues increased by 38%. CWI product revenues were up $10.7 million as the result of increased volume of ISL G sales in the quarter and a delay in the completion of the integration of the ISL G in the fourth quarter of fiscal 2008 at an OEM, which caused planned deliveries to slip into fiscal 2009. CWI also had kit revenue which is included in product revenue of $3.4 million in the fourth quarter of fiscal 2009 compared with $0.1 million in the fourth quarter of 2008 due to the Delhi Transport Corporation order. Non-CWI product revenues also increased by $0.2 million with 5 LNG systems shipped in the fourth quarter of fiscal 2009 compared with none in the previous year.

Net loss for the three months ended March 31, 2009 was $12.7 million compared to net loss of $8.1 million in the three months ended March 31, 2008. Gross margin increased by $2.4 million on higher revenues, and gross margin percentages decreased from 30% in the fourth quarter of fiscal 2008 to 26% in fiscal 2009 as the result of higher warranty accruals on the ISL G units, inventory adjustments, and product mix. Our share of CWI's net income increased by $1.2 million from a loss of $0.4 million to a contribution of $0.8 million, primarily because of increased revenues and lower sales and marketing expenses in the period offset by increased taxes. In the fourth quarter of fiscal 2008, CWI made a special $1.4 million accrual to support customer operational issues associated with a discontinued product. In fiscal 2009, CWI fully utilized its remaining tax loss carry-forwards, resulting in recognition of tax expense of $1.6 million versus a tax recovery of $0.4 million in the fourth quarter of fiscal 2008.

Non-CWI net loss in the fourth quarter of fiscal 2009 was $13.5 million compared to a net loss of $7.7 million in fiscal 2008. We incurred additional costs relating to research and development of $1.8 million including royalty payments to TPC ($0.3 million), a reduction of government funding ($0.2 million), together with increased production, OEM integration costs and 2010 product initiatives. We also incurred increased general and administrative expenses relating primarily to costs associated with being a dual-listed public company and accrued annual bonuses and severance in the period. Sales and marketing expenses including our heavy duty LNG sales activities and emerging market as well current product support costs accounted for an increase of $0.8 million. We also incurred Kenworth integration expenditures and new product-related costs of $0.7 million. Interest expense increased by $0.6 million as a result of our $15 million of subordinated debenture units. We also recognized a gain on sale of Clean Energy shares of $0.5 million and a non-CWI foreign exchange gain of $0.6 million in the fourth quarter of 2008, while there were no similar gains in the fourth quarter of 2009.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Minimum Annual Payments Due by Period
expressed in thousands of Canadian dollars

	Carrying amount	Contractual cash flows	< 1 year	2 – 3 years	4 – 5 years	> 5 years
Accounts payable and accrued liabilities	$ 14,359	$ 14,359	$ 14,359	$ -	$ -	$ -
Demand instalment loan	4,642	4,950	1,494	2,568	888	
Short-term debt	1,614	1,614	1,614	-	-	-
Subordinated debenture notes	18,037	18,037	1,350	16,687	-	-
Other long-term debt	52	57	17	27	13	-
Operating lease commitments	-	5,795	1,734	2,594	1,402	65
Royalty payments	1,350	28,189	1,350	2,700	2,700	21,439
Investment in Joint Venture	-	5,273	5,273	-	-	-
	$ 40,054	$ 78,274	$ 27,191	$ 24,576	$ 5,003	$ 21,504

Contractual Commitments

Capital lease obligations related primarily to office equipment, have terms of two to five years and have interest rates ranging from 1.15% to 6.17%. Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

Demand Installment Loan

As of March 31, 2009, we had $4.6 million in a demand installment loan outstanding, down $1.2 million from $5.8 million as at March 31, 2008. The loan is drawn against our line of credit of $13 million and bears interest at prime plus 0.25% for amounts under $5.0 million with further rate reductions applying above $5.0 million.

Short-Term Debt

Short-term debt is repayable on only on based on the sale of certain product. The Company has assumed these sales will take place within one year.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS (CONTINUED)

Subordinated Debenture Notes

Subordinated debenture notes bear interest at 9% per annum and mature on July 3, 2011. Interest in payable semi-annually and the principal repayment amount is repayable on maturity. The Company has the option to redeem at any time after 12 months and before 18 months from the date of issues at 115% of the principal amount and at 110% of the principal amount after 18 months.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Government Funding

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions. As a result of our government partnerships, we recognized $2.0 million in government funding in 2009 compared with $3.7 million in fiscal 2008 and $5.2 million in fiscal 2007. Under certain repayment terms, we are obligated to repay royalties as follows:

Agreement	Industrial Technologies Office (Formerly Technology Partnerships Canada)	Department Of Natural Resources Canada
Description	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport's technology to diesel engines, up to $18.9 million.	Funded $1 million for demonstration of a low emissions natural gas power generator in Grande Prairie, Alberta.
Royalties	Annual royalties equal to the greater of $1,350,000 or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed $13.5 million.	1% of revenues from future sales of natural gas engines for power generators.
Term	Fiscal 2009 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $28,189,000.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total $1 million.

As at March 31, 2009, no royalties have been paid. An amount payable of $1.35 million relating to ITO has been accrued as at March 31, 2009 and may be due and payable by July, 31, 2009, if we are not successful in our discussions with TPC to extend the work phase of our agreement by another year. If we are successful in our request, payment of royalties will commence in fiscal 2011.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.

A full discussion of the risks impacting our business is contained in the Annual Information Form for the year ended March 31, 2009 under the heading "Risks" and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash Flows from Operations Before Changes in Non-Cash Operating Working Capital
expressed in thousands of Canadian dollars

	2009	2008	2007
Cash flows from operations:			
Loss for the year	$ (24,425)	$ (10,315)	$ (11,307)
Items not involving cash:			
Depreciation and amortization	1,978	1,550	1,410
Stock-based compensation expense	2,246	664	2,089
Accretion of TPC warrants	-	-	571
Future income tax recovery	3,245	(4,691)	(3,455)
Change in deferred lease inducements	(321)	(251)	(164)
Gain on sale of long-term investments	(14,275)	(10,659)	(8,120)
Joint Venture Partners' share of net income from joint ventures	4,221	5,564	6,057
Loss of investment accounted for by the equity method	1,021	-	-
Interest on long-term debt and amortization of discount	866	690	1,663
Other	(181)	(146)	(69)
Cash flows from operations before changes in non-cash operating working capital	$ (25,625)	$ (17,594)	$ (11,325)

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The consolidated financial statements presented here have been prepared by management in accordance with Canadian generally accepted accounting principles. The integrity and objectivity of the data in these consolidated financial statements are management's responsibility.

The company has implemented a system of internal accounting and administrative controls in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded, and financial records are properly maintained to provide accurate and reliable financial statements.

The Board of Directors, through its Audit Committee, oversees management's responsibility for financial reporting and internal control. The Audit Committee is comprised of four directors who are not involved in the daily operations of the Company.

The duties of the committee include the review of the system of internal controls, and of any relevant accounting, auditing and financial matters. The Audit Committee meets on a regular basis with management and the Company's independent auditors to ensure itself that its duties have been properly discharged. The Audit Committee reports its findings to the Board for consideration in approving the financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, who were appointed by the shareholders, and have full and unrestricted access to the Audit Committee. The independent auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

David R. Demers
Chief Executive Officer
May 14, 2009

JM Gallagher

J. Michael Gallagher
President and Chief Operating Officer
May 14, 2009

Elaine Wong

Elaine A. Wong
Executive Vice President and Chief Financial Officer
May 14, 2009

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Westport Innovations Inc. (the Company) as at March 31, 2009 and 2008 and the consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2009 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Vancouver, Canada
May 14, 2009

CONSOLIDATED BALANCE SHEETS

expressed in thousands of Canadian dollars | as at March 31, 2009 and 2008

	March 31, 2009	March 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 39,043	$ 7,560
Short-term investments	43,576	15,202
Accounts receivable	6,417	7,028
Loan receivable [note 19(a)]	11,234	6,774
Inventories [note 4]	13,982	9,020
Prepaid expenses	1,387	1,033
Current portion of future income tax assets [note 18(b)]	4,451	4,944
	120,090	51,561
Long-term investments [note 5]	1,935	18,754
Equipment, furniture and leasehold improvements [note 6]	7,712	3,685
Intellectual property [note 7]	430	574
Future income tax asset [note 18(b)]	5,337	4,366
	$ 135,504	$ 78,940
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 14,359	$ 8,470
Deferred revenue	546	205
Demand instalment loan [note 8]	4,642	5,776
Short-term debt [note 9]	1,614	5,995
Current portion of long-term debt [note 10]	17	54
Current portion of warranty liability	12,222	4,899
Obligation to issue warrants [note 14]	-	4,000
	33,400	29,399
Warranty liability	12,369	4,258
Long-term debt [notes 10(a) and (b)]	11,353	8
Other long-term liabilities [note 11]	4,821	1,496
Joint Venture Partners' share of net assets of joint ventures [note 19]	12,603	13,983
	74,546	49,144
Shareholders' equity:		
Share capital:		
Authorized:		
Unlimited common shares, no par value		
Unlimited preferred shares in series, no par value		
Issued:		
32,040,540 (2008 – 27,416,993) common shares	311,855	258,202
Other equity instruments [note 16]	12,319	3,079
Additional paid in capital	5,263	5,097
Deficit	(271,885)	(247,460)
Accumulated other comprehensive income	3,406	10,878
	60,958	29,796
Commitments and contingencies [notes 12 and 20]		
	$ 135,504	$ 78,940

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

Henry Bauermeister, Director **John A. Beaulieu,** Director

CONSOLIDATED STATEMENTS OF OPERATIONS

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

	2009	2008	2007
Product revenue	$ 102,755	$ 55,238	$ 47,195
Parts revenue	19,082	16,298	13,285
	121,837	71,536	60,480
Cost of revenue and expenses:			
Cost of revenue	91,020	49,023	38,381
Research and development [notes 15(c) and 17]	30,982	23,026	21,891
General and administrative [note 15(c)]	8,575	6,033	6,882
Sales and marketing [note 15(c)]	15,071	10,550	7,077
Foreign exchange loss (gain)	682	1,287	(102)
Depreciation and amortization	1,978	1,550	1,410
Bank charges, interest, and other	469	280	408
	148,777	91,749	75,947
Loss before undernoted	(26,940)	(20,213)	(15,467)
Loss from investment accounted for by the equity method	(1,021)	-	-
Interest on long-term debt and amortization of discount [notes 10(b) and (c)]	(1,879)	(986)	(1,718)
Interest and other income	1,882	1,316	764
Gain on sale of long-term investments [note 5]	14,275	10,659	8,120
Loss before income taxes and Joint Venture Partners' share of income from joint ventures	(13,683)	(9,224)	(8,301)
Income tax recovery (expense) [note 18]:			
Current	(3,276)	(218)	(404)
Future	(3,245)	4,691	3,455
	(6,521)	4,473	3,051
Loss before Joint Venture Partners' share of income from joint ventures	(20,204)	(4,751)	(5,250)
Joint Venture Partners' share of net income from joint ventures [note 19]	(4,221)	(5,564)	(6,057)
Loss for the year	$ (24,425)	$ (10,315)	$ (11,307)
Basic and diluted loss per share	$ (0.81)	$ (0.41)	$ (0.53)
Weighted average common shares outstanding – Basic and diluted	30,268,947	25,167,966	21,478,521

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

	2009	2008	2007
Loss for the year	$ (24,425)	$ (10,315)	$ (11,307)
Other comprehensive income (loss)			
Unrealized gain on available for sale securities, net of tax of $323 (2008 – $181)	1,781	645	-
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $2,454 (2008 – $1,345)	(12,119)	(6,799)	-
Cumulative translation adjustment	3,659	-	-
Reclassification of realized foreign exchange gain on payment of dividend by joint venture	(793)	-	-
	(7,472)	(6,154)	-
Comprehensive loss	$ (31,897)	$ (16,469)	$ (11,307)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

expressed in thousands of Canadian dollars except share amounts | years ended March 31, 2009, 2008, 2007, and 2006

	Common shares	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Shareholders' equity
Balance, March 31, 2006	21,254,792	$ 231,180	$ 2,359	$ 4,771	$ (228,558)	$ -	$ 9,752
Shares issued for intellectual property	174,030	602	-	-	-	-	602
Issue of common shares on exercise of performance share units	81,052	555	(555)	-	-	-	-
Shares issued for settlement of accrued interest	114,720	498	-	-	-	-	498
Share issue costs	-	(5)	-	-	-	-	(5)
Value of warrants issued with long-term debt and conversion options [10(c)]	-	-	8,989	-	-	-	8,989
Stock-based compensation	-	-	1,559	530	-	-	2,089
Net loss for the year	-	-	-	-	(11,307)	-	(11,307)
Balance, March 31, 2007	21,624,594	232,830	12,352	5,301	(239,865)	-	10,618
Transitional adjustment on adoption of new accounting standards for financial instruments, (net of tax of $3,370)	-	-	-	-	3,483	17,032	20,515
Balance, April 1, 2007	21,624,594	232,830	12,352	5,301	(236,382)	17,032	31,133
Issue of common shares on exercise of stock options	232,024	1,967	-	(762)	-	-	1,205
Issue of common shares on exercise of performance share units	60,383	390	(390)	-	-	-	-
Issue of common shares on conversion of subordinated convertible notes and settlement of accrued interest [note 10(c)]	4,831,801	21,759	(7,569)	-	(763)	-	13,427
Issue of common shares on exercise of warrants	668,191	1,420	(1,420)	-	-	-	-
Share issue costs	-	(164)	-	-	-	-	(164)
Stock-based compensation	-	-	106	558	-	-	664
Net loss for the year	-	-	-	-	(10,315)	-	(10,315)
Other comprehensive loss	-	-	-	-	-	(6,154)	(6,154)
Balance, March 31, 2008	27,416,993	258,202	3,079	5,097	(247,460)	10,878	29,796
Issue of common shares on exercise of stock options	104,669	939	-	(357)	-	-	582
Issue of common shares on exercise of performance share units	3,947	23	(23)	-	-	-	-
Issue of common shares on settlement of accrued interest	14,931	249	-	-	-	-	249
Issue of common shares on public offering [note 13]	4,500,000	57,348	-	-	-	-	57,348
Share issue costs	-	(4,906)	-	-	-	-	(4,906)
Value of warrants issued with long-term debt	-	-	3,847	-	-	-	3,847
Value of warrants issued to settle obligation to issue warrants	-	-	4,000	-	-	-	4,000
Financing costs incurred	-	-	(307)	-	-	-	(307)
Stock-based compensation	-	-	1,723	523	-	-	2,246
Net loss for the year	-	-	-	-	(24,425)	-	(24,425)
Other comprehensive loss	-	-	-	-	-	(7,472)	(7,472)
Balance, March 31, 2009	32,040,540	$ 311,855	$ 12,319	$ 5,263	$ (271,885)	$ 3,406	$ 60,958

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

expressed in thousands of Canadian dollars | years ended March 31, 2009, 2008, and 2007

	2009	2008	2007
Cash flows from operations:			
Loss for the year	$ (24,425)	$ (10,315)	$ (11,307)
Items not involving cash:			
Depreciation and amortization	1,978	1,550	1,410
Stock-based compensation expense	2,246	664	2,089
Accretion of TPC warrants	-	-	571
Future income tax expense (recovery)	3,245	(4,691)	(3,455)
Change in deferred lease inducements	(321)	(251)	(164)
Gain on sale of long-term investments	(14,275)	(10,659)	(8,120)
Joint Venture Partners' share of net income from joint ventures	4,221	5,564	6,057
Loss from investment account for by the equity method	1,021	-	-
Accretion of long-term debt	866	690	1,663
Other	(181)	(146)	(69)
Changes in non-cash operating working capital:			
Accounts receivable	1,004	3,853	(4,744)
Inventories	(4,962)	(6,204)	(1,963)
Prepaid expenses	(354)	(250)	(62)
Accounts payable and accrued liabilities	5,545	2,343	2,353
Deferred revenue	2,948	(133)	129
Warranty liability	12,168	2,186	1,201
	(9,276)	(15,799)	(14,411)
Cash flows from investments:			
Purchase of equipment, furniture and leasehold improvements	(5,904)	(1,690)	(1,175)
Proceeds on disposition of equipment, furniture and leasehold improvements	-	609	12
Sale (purchase) of short-term investments, net	(27,024)	6,725	(14,593)
Purchase of long-term investments	-	-	(51)
Disposition of long-term investments	19,379	17,977	605
Advance on loans receivable	(18,948)	(6,774)	-
Repayment on loans receivable	17,307	-	-
Investment in joint venture	(1,500)	-	-
Sale of interest in subsidiary	-	-	4,198
Proceeds from joint venture partner	-	425	-
Deferred transaction costs incurred	-	-	(764)
Leasehold inducement	325	-	-
	(16,365)	17,272	(11,768)
Cash flows from financing:			
Issue of demand instalment loan	500	5,000	-
Repayment of demand instalment loan	(1,634)	(837)	(894)
Increase in short-term debt	170	5,995	-
Repayment of short-term debt	(5,449)	-	-
Increase in bank loan	-	-	7,346
Repayment of bank loan and other long-term debt	(103)	(6,814)	(789)
Issuance of debenture notes	15,000	-	-
Issuance of convertible notes	-	-	22,092
Finance costs incurred	(1,006)	-	(915)
Shares issued for cash	57,930	1,205	-
Share issue costs	(4,906)	(164)	(5)
Dividends paid to joint venture partner	(9,259)	-	-
	51,243	4,385	26,835
Effects of foreign exchange on cash and cash equivalents	5,881	-	-
Increase in cash and cash equivalents	31,483	5,858	656
Cash and cash equivalents, beginning of year	7,560	1,702	1,046
Cash and cash equivalents, end of year	$ 39,043	$ 7,560	$ 1,702

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

expressed in thousands of Canadian dollars | years ended March 31, 2009, 2008, and 2007

	2009	2008	2007
Supplementary information:			
Interest paid	$ 956	$ 473	$ 379
Taxes paid	1,771	479	15
Non-cash transactions:			
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	50	-	-
Shares issued on exercise of performance share units	23	390	555
Shares issued for acquisition of intellectual property	-	-	602
Shares issued on conversion of debt [note 10(c)]	-	21,115	-
Shares issued for settlement of interest on convertible notes [note 10(c)]	249	644	498
Broker warrants issued with subordinated debt [note 10(b)]	284	-	-
Shares issued on cashless exercise of warrants	-	1,420	-
Warrants issued on obligation to settle warrants [note 14]	4,000	-	-

See accompanying notes to consolidated financial statements.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

1. NATURE OF OPERATIONS:

Westport Innovations Inc. (the "Company") was incorporated under the Business Corporations Act (Alberta) on March 20, 1995.

The Company is involved in the research, development and commercialization of environmental technologies, including high-pressure direct injection ("HPDI") combustion technology that allows diesel engines to operate on cleaner burning gaseous fuels such as natural gas without sacrificing performance or fuel economy. The Company also has a joint venture interest in Cummins Westport Inc. ("CWI"), a joint venture with Cummins Inc. ("Cummins"), formed in 2001 [note 19(a)]. CWI develops, supports and markets a comprehensive product line of low-emission, high performance engines and ancillary products using proprietary intellectual property developed by the Company and Cummins.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. To date, the Company has financed its operations primarily by equity and debt financing, sale of investments, its share of operating cash flows from CWI, and margins on the sale of products and parts. If the Company does not have sufficient funding from internal or external sources, it may be required to delay, reduce or eliminate certain research and development programs and forego acquisition of certain equipment. The future operations of the Company are dependent upon its ability to produce, distribute and sell an economically viable product to attain profitable operations.

2. SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities for which the Company is considered the primary beneficiary. Intercompany balances and transactions have been eliminated.

Interests in variable interest entities are consolidated by the Company if the Company is the primary beneficiary. The Company has identified CWI and BTIC Westport Inc. ("BWI") as variable interest entities and determined that the Company is the primary beneficiary. Accordingly, the Company has consolidated these entities. The other 50% interest held by the Company's joint venture partners is reflected as "Joint Venture Partners' share of net assets of joint ventures" in these consolidated financial statements.

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles which conform in all material respects with accounting principles generally accepted in the United States, except as outlined in note 24.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. Shares, share options, performance share units, warrants and per share amounts have been adjusted on a retroactive basis to reflect the three-and-one-half-to-one share consolidation (3.5:1) completed on July 21, 2008.

(b) Cash and cash equivalents:

Cash and cash equivalents includes cash and term deposits with maturities of ninety days or less when acquired. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations.

(c) Short-term investments:

Short-term investments, consisting of investment grade commercial paper, banker acceptances, bearer deposit notes, guaranteed investment certificates and other term deposits are considered available for sale and recorded at fair value with changes in fair value recognized in accumulated other comprehensive income until realized. A decline that in value that is considered other than temporary is recognized in net loss for the period.

(d) Accounts and loans receivable

Accounts receivable and loans receivable are measured at amortized cost.

(e) Inventories:

The Company's inventory consists of the Company's fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost and net realizable value. The cost of fuel system product inventories, assembled parts and work-in-progress include materials, labour and production overhead including depreciation. An inventory obsolescence provision is provided to the extent cost of inventory exceeds net realizable value. In establishing the amount of inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

(f) Equipment, furniture and leasehold improvements:

Equipment, furniture and leasehold improvements are stated at cost. Depreciation is provided as follows:

Assets	Basis	Rate
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 years
Leasehold improvements	Straight-line	Lease term

(g) Long-term investments:

Long-term investments are designated as available for sale and recorded at their fair value to the extent a reliable fair value is determinable. Changes in fair value are recognized in accumulated other comprehensive income (loss). A decline in value that is considered other than temporary is recognized in net loss for the period. The Company records investments in which it has significant influence using the equity basis of accounting.

(h) Financial liabilities

Accounts payable and accrued liabilities, demand instalment loan, short-term debt, and long-term debt are measured at amortized cost. Transaction costs relating to long-term debt are netted against the liability on initial recognition and are amortized using the effective interest rate method. For debt instruments containing a debt and equity component, the proceeds received are allocated between the debt and equity components based on their relative fair values.

(i) Research and development costs:

Research costs are expensed as incurred and are recorded net of government funding received or receivable. Development costs are deferred only if they meet certain stringent criteria generally related to technical feasibility, market definition and financing availability for future development; otherwise they are expensed as incurred. Related investment tax credits reduce research and development expenses in the same year in which the related expenditures are charged to earnings or loss, provided there is reasonable assurance the benefits will be realized. As at March 31, 2009 and 2008, no development costs had been deferred.

(j) Government assistance:

The Company periodically applies for financial assistance under available government incentive programs which is recorded in the period it is received or receivable. Government assistance relating to the purchase of equipment, furniture and leasehold improvements is reflected as a reduction of the cost of such assets. Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(k) Intellectual property:

Intellectual property, consisting primarily of the cost of acquired patents, licenses and other intellectual property, is amortized over their estimated useful lives, which currently does not exceed seven years.

(l) Impairment of long-lived assets:

The Company reviews for impairment of long-lived assets, including equipment, furniture, and leasehold improvements and intellectual property, to be held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

(m) Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products, and are included in cost of revenue. The Company provides warranty coverage on products sold for a period of two years from the date the products are put into service by customers. Warranty liability represents the Company's best estimate of warranty costs expected to be incurred during the warranty period. Furthermore, the current portion of warranty liability represents the Company's best estimate of the costs to be incurred in the next twelve month period. The Company uses historical failure rates and cost to repair defective products together with information on known product issues to estimate the warranty liability. The ultimate amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products. Since a number of the companies products are new in the market, historical data may not necessarily reflect actual costs to be incurred and this exposes the Company to potentially significant fluctuations in liabilities.

(n) Extended warranty:

The Company sells extended warranty contracts which provide coverage in addition to the basic two year coverage. Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period. On a periodic basis, management reviews the estimated warranty costs expected to be incurred related to these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue.

(o) Revenue recognition:

Product and parts revenue is recognized, net of estimated costs of returns, allowances, and sales incentives, when the products are shipped and title passes to the customers. Revenue also includes fees earned from performing research and development activities for third parties, as well as technology license fees from third parties. Revenue from research and development activities is recognized as the services are performed. Revenue from technology license fees is recognized over the duration of the licensing agreement. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

(p) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these tax assets and liabilities are recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. A valuation allowance is recorded against any future income tax asset if it is not "more likely than not" that the benefit of these assets will be realized.

(q) Stock-based compensation plans:

The Company has a stock option plan, which is described in note 15(a). The Company accounts for stock-based compensation related to stock options granted to employees and directors using the fair value method. The resulting compensation expense is calculated using the Black-Scholes valuation method and estimated forfeitures and is recognized in results from operations over the vesting period. The Company has an employee share purchase plan, which is described in note 15(b). The Company matches the employees' contribution and recognizes this cost as an expense in the period it is incurred.

The Company has a Performance Share Unit ("PSU") Plan as described in note 15(c). The value of the units is calculated based on the market price of the Company's common shares on the date of grant and is recorded as compensation expense in the period earned, which generally is the period over which the PSU's vest.

(r) Post-retirement benefits:

The Company has implemented a group registered retirement savings plan ("RRSP") in which full-time employees of the Company are eligible to participate. Eligible employees may make contributions up to their personal eligible contribution room under the Canadian Income Tax Act. The Company contributes up to a maximum combined total of 5% of the employee's regular base pay to the RRSP and/or the employee share purchase plan and recognizes this cost as an expense in the period it is incurred. During the year ended March 31, 2009, the Company recognized $580 (2008 – $418; 2007 – $356) of expense associated with the RRSP.

(s) Currency translation:

The functional currency of the Company is the Canadian dollar. Monetary items denominated in foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in results from operations.

Effective April 1, 2008, the Company determined that CWI is economically, financially and operationally independent of the Company and the Company's exposure to rate changes is now limited to the Company's net investment. As a result, the assets and liabilities of CWI are translated at year-end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. The resulting translation gains and losses are included in accumulated other comprehensive income within shareholders' equity.

(t) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Significant areas requiring the use of estimates include amortization of equipment, furniture and leasehold improvements, the determination of future cash flows and discount rates for impairment of long-lived assets, valuation of long-term investments, valuation of future income tax assets and the determination of warranty liability. Actual results could differ from estimates used in the preparation of the consolidated financial statements.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

(u) Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is computed similarly to basic loss per share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of conversion options, stock options, warrants, and performance share units, if dilutive. For stock options, warrants and performance units, the number of additional shares is calculated by assuming that outstanding stock options, warrants, and performance share units were exercised at the beginning of the year or when granted and that the proceeds from such exercises were used to repurchase shares of common stock at the average market price during the period. For conversion options, the Company uses the if-converted method which assumes that the exercise of options occurs at the beginning of the year or when granted. For all periods presented, diluted loss per share does not differ from basic loss per share as the impact of dilutive securities is anti-dilutive.

3. ACCOUNTING CHANGES:

(a) Adoption of new accounting standards:

On April 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1400, *General Standards of Financial Statement Presentation*; Section 1535, *Capital Disclosures*; Section 3031, *Inventory*; Section 3862, *Financial Instruments – Disclosures*; and Section 3863, *Financial Instruments – Presentation*. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Financial Statement Presentation:

Section 1400 amended the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. The Company adopted this new guidance effective April 1, 2008 but adoption had no impact on the consolidated financial statements.

Capital disclosures:

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. The purpose of this standard is to enable financial statement users to evaluate the Company's policies and procedures for managing capital. The Company adopted this standard on April 1, 2008, resulting in more extensive disclosures in the Company's annual and interim financial statements. The required disclosure is included in note 23.

Inventory:

Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In certain circumstances, the new section also permits the reversal of previous write-downs. The Company adopted this standard effective April 1, 2008. This standard did not have a material impact on the consolidated financial statements of the Company.

Financial instruments:

Section 3862 and Section 3863 establish standards for the presentation of financial instruments and non-financial derivatives and identify the information that should be disclosed about them. The purpose of these standards is to place enhanced emphasis about the nature and extent of risks arising from financial instruments and how the Company manages those risks. The Company adopted this standard on April 1, 2008, resulting in more extensive disclosures in the Company's annual and interim financial statements. The required disclosure is included in note 22 to these consolidated financial statements.

(b) Future accounting changes:

Goodwill and Intangible Assets:

Section 3064 replaces Section 3062, *Goodwill and Other Intangible Assets* and Section 3450, *Research and Development Costs*. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective for the Company on April 1, 2009. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

International Financial Reporting Standards:

Canada's Accounting Standards Board has ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. The Company is currently considering its options with respect to the timing for adoption of IFRS.

4. INVENTORIES:

	2009	2008
Purchased parts	$ 9,976	$ 3,345
Assembled parts	2,051	791
Work-in-process	638	477
Finished goods	1,317	4,407
	$ 13,982	$ 9,020

During the year ended March 31, 2009, the Company recorded write-downs to net realizable value of approximately $146 (2008 – nil; 2007 – nil) for obsolescence and scrap. There were no reversals of write-downs recorded in any year presented.

During the year ended March 31, 2009, the Company recognized $66,755 (2008 – $43,252) related to inventoriable items in cost of sales.

5. LONG-TERM INVESTMENTS:

	2009	2008
Clean Energy Fuels Corp. (a)	$ 1,416	$ 18,693
Juniper Engines Inc. (b)	479	–
Other investments (c)	40	61
	$ 1,935	$ 18,754

(a) As at March 31, 2009, the Company owned an approximate 0.4% (2008 – 3%; 2007 – 6%) interest in Clean Energy Fuels Corp. ("CEFC"), an owner and operator of natural gas refueling facilities. During the year ended March 31, 2009, the Company sold 1,178,760 shares (2008 – 746,275 shares) of CEFC for net proceeds of $19,379 (2008 – $11,236; 2007 – nil) resulting in a gain on sale of $14,275 (2008 – $8,005; 2007 – nil). As at March 31, 2009, the Company owned 184,311 shares of CEFC (2008 – 1,363,071 shares) which have been valued at a closing quoted market price of $7.68 per share (US$6.09 per share) on March 31, 2009.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

5. LONG-TERM INVESTMENTS (CONTINUED):

(b) On October 26, 2007, the Company and OMVL SpA ("OMVL") entered into a joint venture agreement, engineering agreements and supply agreements to design, produce and sell alternative fuel engines in the sub-5 litre class for global applications. Based in Pernumia, Italy, OMVL designs, manufactures and markets complete fueling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to compressed natural gas and liquid petroleum gas. Under the terms of the joint venture agreement, OMVL and the Company share 51% and 49%, respectively, of the profits or losses of the venture. The jointly controlled company, Juniper Engines Inc. is headquartered in Vancouver, Canada and will continue to exploit the global engineering, production and distribution strengths of OMVL and its parent company, SIT Group, to deliver engines worldwide. The Company supports the new venture through supply of technology, design, testing and market development services. On April 1, 2008, the Company contributed $1,500 to the formation of the joint venture.

The Company has determined that Juniper is a variable interest entity. However, the Company is not the primary beneficiary and has accounted for its interest in Juniper using the equity method.

During the year ended March 31, 2009, the Company recognized a loss of $1,021 (2008 – nil) as loss from investment accounted for by the equity method.

(c) The Company has a 0.2% (2008 – 0.2%; 2007 – 15.86%) interest in Wild River Resources Ltd. ("WRRL"), which was formerly a wholly-owned subsidiary of the Company prior to June 13, 2006. During the year ended March 31, 2007, the Company recorded a gain of $8,100 on the sale and subsequent dilution of its interest in WRRL. During the year ended March 31, 2008, the Company disposed of substantially all of its remaining shares in WRRL for proceeds of $6,741, resulting in a gain on disposal of $2,654. Effective February 8, 2007, the Company no longer controlled WRRL and now accounts for this investment as an available for sale investment.

6. EQUIPMENT, FURNITURE AND LEASEHOLD IMPROVEMENTS:

2009	Cost	Accumulated amortization	Net book value
Computer equipment and software	$ 6,883	$ 5,550	$ 1,333
Furniture and fixtures	1,711	1,163	548
Machinery and equipment	20,555	16,047	4,508
Leasehold improvements	9,551	8,228	1,323
	$ 38,700	$ 30,988	$ 7,712

2008	Cost	Accumulated amortization	Net book value
Computer equipment and software	$ 5,670	$ 5,035	$ 635
Furniture and fixtures	1,307	1,090	217
Machinery and equipment	17,434	14,984	2,450
Leasehold improvements	8,329	7,946	383
	$ 32,740	$ 29,055	$ 3,685

As at March 31, 2009, equipment with a cost of $256 (2008 – $224) and a net book value of $31 (2008 – $34) is held under capital lease.

7. INTELLECTUAL PROPERTY:

	2009	2008
Cost	$ 4,321	$ 4,321
Accumulated amortization	(3,891)	(3,747)
	$ 430	$ 574

The intellectual property will be amortized over its expected remaining useful life of three years at an annual amortization rate of $145.

8. DEMAND INSTALMENT LOAN:

The Company has a credit facility for maximum borrowings of $13,000. Borrowings may be drawn in the form of demand instalment loans, bankers acceptances, lease financing, letters of credit, foreign exchange contracts, corporate credit cards and operating lines of credit. Outstanding amounts of the demand instalment loans drawn under this credit facility bear interest at prime plus 0.25% for borrowings up to $5,000 with further rate reductions for amounts in excess of $5,000. The principal amount is repayable over a 60-month period. At March 31, 2009, the outstanding amount payable of $4,642 (2008 – $5,776) is included in current liabilities as it is repayable on demand by the bank.

9. SHORT-TERM DEBT:

The Company entered into an agreement with Clean Energy Finance, LLC ("CEF"), a wholly owned subsidiary of CEFC, whereby CEF may advance the Company up to US$6,000 to produce approximately 75 LNG systems. The loan is non-interest bearing, unsecured and repayable on receipt of proceeds from the sale of these units. As at March 31, 2009, $1,614 remained outstanding.

10. LONG-TERM DEBT:

	2009	2008
Capital lease obligations (a)	$ 52	$ 62
Subordinated debenture notes (b)	11,318	-
	11,370	62
Current portion	17	54
	$ 11,353	$ 8

(a) The Company has capital lease obligations which have terms of two to five years at interest rates ranging from 1.15% to 6.17%. The capital lease obligations require the following minimum annual payments during the respective fiscal years:

2010	$ 17
2011	15
2012	12
2013	12
2014	1
	57
Amount representing interest	5
	$ 52

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

(b) On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $15,000. Each debenture unit consists of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at $18.73. The Company has the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of the principal amount after 18 months. Interest is payable semi-annually and the debentures mature on July 3, 2011. A total of 771,428 warrants with an exercise price of $18.73 were issued. The Company also issued 46,118 broker warrants which are exercisable into common shares of the Company at $16.10 for a period of two years. Of the $15,000 gross proceeds received, the Company assigned $11,436 to the subordinated debenture notes and $3,564 to the warrants based on each instruments' relative fair value. The fair value of the subordinated debenture notes was determined using a discounted cash flow model based on the total value of the debt using interest rates effective at the time of issuance on similar debt, and the fair value of the warrants was determined using the Black-Scholes option pricing formula based on the following assumptions: expected stock price volatility – 68.9%; risk free rate – 2.0%; expected life – 2 years; expected dividend yield – nil%. The amount assigned to the subordinated debenture notes is being accreted to the principal amount using the effective interest rate of 23.3% over the term to maturity and the warrants are included in other equity instruments. The broker warrants were recognized in other equity instruments at their fair value of $284 determined using the Black-Scholes option pricing formula based on the same assumption as for the warrants above. A corresponding amount recognized as transaction costs. Transaction costs totaled $1,289 of which $982 was allocated to debt and $307 to the warrants.

(c) On June 12, 2006, the Company agreed to issue up to $22,092 in five year secured, subordinated convertible notes with a coupon rate of 8% to funds managed by Perseus, L.L.C. ("Perseus"), a private equity fund management group. On July 26, 2007, Perseus exercised their conversion option and converted the full $22,092 of the principal amount of the subordinated convertible notes into 4,725,329 common shares. During the year ended March 31, 2008, $968 (2007 – $553) of interest relating to the subordinated convertible notes was paid to Perseus of which $324 (2007 – $55) was paid in cash and $644 (2007 – $498) paid in common shares. During the year ended March 31, 2009, the Company paid $249 of accrued interest through the issuance of common shares.

In accordance with EIC-96, *Accounting for early extinguishment of convertible securities through (1) early redemption or repurchase and (2) induced early conversion*, in the year ended March 31, 2008, the Company also recorded an inducement fee of $763 to accumulated deficit and recorded an inducement fee payable along with $121 in accrued interest in accounts payable. On conversion, $13,258 of long-term debt, representing the carrying value of the notes on July 26, 2007, and the carrying value of the conversion option of $7,569 previously included in other equity instruments were reclassified to share capital. As at March 31, 2008, this note had been fully extinguished.

11. OTHER LONG-TERM LIABILITIES:

	2009	2008
Deferred lease inducements (a)	$ 284	$ 280
Deferred revenue (b)	4,537	1,216
	$ 4,821	$ 1,496

(a) Deferred lease inducements include leasehold improvements and other costs funded by the lessor and amounts related to lease contracts with escalating lease payments. The amounts related to leasehold improvements funded by the lessor are amortized on a straight-line basis over the term of the lease as a reduction to rent expense. For lease contracts with escalating lease payments, total rent expense for the lease term is expensed on a straight line basis over the lease term. The difference between amounts expensed and amounts paid is recorded as an increase or reduction in deferred lease inducements.

(b) The Company receives cash in advance of revenue recognition criteria being met, including for upfront fees, customer deposits, fees for research and development activities and extended warranty contracts. These items are included in deferred revenue and are recognized into earnings over the contract period, as research and development activities are completed or over the warranty period as applicable.

12. GOVERNMENT ASSISTANCE:

From time to time, the Company enters into agreements for financial assistance with government agencies. During the years ended March 31, 2009, 2008 and 2007, government assistance of $2,021, $3,658 and $5,150, respectively, was received or receivable by the Company, which has been recorded as a reduction of related research and development expenditures [note 17].

Included in the above amounts is funding of nil (2008 – $1,351; 2007 – $2,205) from Industry Canada's Industrial Technologies Office (formerly Technology Partnerships Canada) ("TPC") and $946 remains receivable from TPC at March 31, 2009 (2008 – $946; 2007 – $3,779). Under the terms of the original TPC funding agreement entered into on March 27, 2003, TPC funded 30% of the eligible costs of, among other research projects, the adaptation of the Company's technology to diesel engines to the original scheduled project completion date of March 31, 2006. In fiscal 2007, TPC approved an extension of the completion date to March 31, 2008. The Company has attained the maximum amount of eligible costs under the agreement. From fiscal 2009 to fiscal 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1.4 million or 0.33% of the Company's annual gross revenue from all sources, provided that gross revenue exceeds $13.5 million in any of the aforementioned fiscal years. The royalty payment period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $28.2 million. As at March 31, 2009, $1.4 million in royalties owing to TPC have been recorded in accounts payable and accrued liabilities. In addition, the Company was required to provide TPC with common share purchase warrants having a value of $4,000 as at September 30, 2008 calculated based on the Black-Scholes option pricing model. These warrants were issued in October 2008.

The Company is also obligated to pay royalties to the Government of Canada's Department of Natural Resources relating to funding received in prior years. The royalty to the Department of Natural Resources is 1% of future revenue from engines for power generators until the earlier of ten years from the project completion date (August 30, 2004) or when cumulative royalties total $1,000. As at March 31, 2009, there has been no revenue from the sales of engines for power generators and, therefore, no royalty payments have been paid or are payable.

13. SHARE CAPITAL:

On August 14, 2008, the Company filed a prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with its initial public offering of 4,500,000 common shares in the United States at approximately $12.74 (US$12.00) per share. Gross proceeds totaled $57,348 (US$54,000). The Company also incurred share issue costs of $4,906.

Shares, share options, performance share units, warrants and per share amounts have been adjusted on a retroactive basis to reflect the three-and-one-half-to-one share consolidation (3.5:1) completed on July 21, 2008.

14. OBLIGATION TO ISSUE WARRANTS:

Under the terms of the agreement with TPC, the Company was obligated to issue warrants as at September 30, 2008 with a fair value of $4,000 based on the Black-Scholes option pricing model.. The value of these warrants was recognized on a straight-line basis from the date of the original agreement to September 30, 2006, the original issuance date. In October, 2008, 790,614 warrants with an exercise price of $10.65 were issued to TPC. The fair value of the warrants granted was calculated based on a Black-Scholes option pricing model using the 5 day weighted stock price as at September 30, 2008.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

15. STOCK OPTIONS AND OTHER STOCK-BASED PLANS:

(a) Share options:

The Company has an incentive share option plan for employees, directors, officers and consultants. The options are granted with an exercise price not less than the market price of the Company's common shares on the date immediately prior to the date of grant. The exercise period of the options may not exceed eight years from the date of grant. Vesting periods of the options are at the discretion of the board of directors and may be based on fixed terms, achieving performance milestones or reaching specified share price targets.

A summary of the status of the Company's share option plan as of March 31, 2009, 2008 and 2007 and changes during the years then ended is presented as follows:

	2009		2008		2007	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	1,235,799	$ 6.96	1,493,998	$ 6.68	1,419,589	$ 7.17
Granted	39,280	13.73	71,428	9.31	167,392	4.13
Exercised	(104,669)	5.57	(232,024)	5.28	-	-
Cancelled / expired	(34,247)	7.66	(97,603)	8.22	(92,983)	9.87
Outstanding, end of year	1,136,163	$ 7.32	1,235,799	$ 6.96	1,493,998	$ 6.68
Options exercisable, end of year	786,282	$ 7.53	833,296	$ 7.77	422,704	$ 10.43

Range of exercise prices	Number outstanding, March 31, 2009	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable, March 31, 2009	Weighted average exercise price
$ 3.22 to $ 3.96	52,673	5.0	$ 3.41	45,531	$ 3.32
4.13 to 4.90	128,928	5.1	4.41	85,596	4.39
5.22 to 6.27	544,164	4.1	5.31	263,804	5.32
6.30 to 9.77	190,363	3.5	7.12	180,839	7.07
10.33 to 13.83	111,591	3.1	11.59	102,068	11.68
14.49 to 20.62	80,354	3.5	15.79	80,354	9.43
24.50 to 30.80	28,090	1.2	27.02	28,090	27.02
$ 3.22 to $ 30.80	1,136,163	3.92	$ 7.32	786,282	$ 7.53

During the year ended March 31, 2009, the Company recognized $523 (2008 – $558; 2007 – $530) in stock-based compensation related to stock options. The fair value of the options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions: expected dividend yield – nil% (2008 – nil%, 2007 – nil%); expected stock price volatility – 61.0% (2008 – 56.1%, 2007 – 59.0%); risk free interest rate – 2.74% (2008 – 3.71%, 2007 – 4.79%); expected life of options – 4 years (2008 – 4 years, 2007 – 5 years). The weighted average grant date fair value was $6.65 for options granted for the year ended March 31, 2009 (2008 – $4.38, 2007 – $2.45).

(b) Employee share purchase plan:

The Company has an employee share purchase plan ("ESPP") in which full-time employees of the Company are eligible to participate. Eligible employees may make contributions to the ESPP of up to 10% of their regular base pay. The Company contributes up to a maximum combined total of 5% of the employee's regular base pay to the employee's RRSP and/or ESPP. Shares contributed to the ESPP are purchased by the Company on a semi-monthly basis on the open market. Shares purchased on behalf of the employee with the employee's contribution vest with the employee immediately. Shares purchased with the Company's contribution vest on December 31st of each year, so long as the employee is still employed with the Company.

(c) Performance share units:

At the Company's 2006 annual general meeting, the shareholders of the Company ratified and approved the Amended and Restated Unit Plan and reserved 2,142,857 common shares under this plan. The Amended and Restated Unit Plan is in addition to the Performance Share Unit Plan approved by the shareholders on September 10, 2001 (the "2001 PSU Plan"). Each performance share issued pursuant to the Amended and Restated Unit Plan or the 2001 PSU Plan is exercisable into one common share of the Company for no additional consideration. Any employee, contractor, director or executive officer of the Company who is selected by the Board of Directors of the Company is eligible to participate in the Amended and Restated Unit Plan. The Executive and Senior Management Total Compensation Program sets out provisions where the Units will be granted to the Company's executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company's Board of Directors in consultation with the Company's management.

These performance milestones are focused on achievement of key cash management, profitability and revenue growth objectives. Vesting periods for each Unit granted pursuant to the Amended and Restated Unit Plan is at the discretion of the Board of Directors and may include time based, share price or other performance targets.

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital. During the year ended March 31, 2009, the Company recognized $1,723 (2008 – $106; 2007 – $1,559) of stock-based compensation associated with the 2001 PSU Plan and the Amended and Restated Unit Plan.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

The stock-based compensation associated with the Unit plans and the stock option plan [note 15(a)] is included in operating expenses as follows:

	2009	2008	2007
Research and development	$ 283	$ 87	$ 348
General and administrative	1,457	465	1,494
Sales and marketing	506	112	247
	$ 2,246	$ 664	$ 2,089

A summary of the status of the PSU's issued under the 2001 PSU Plan and the amended and restated Unit Plan as of March 31, 2009, 2008 and 2007, and changes during the years then ended is as follows:

	Units
Outstanding, March 31, 2006	408,893
Units exercised	(81,052)
Units granted	261,633
Outstanding, March 31, 2007	589,474
Units exercised	(60,383)
Units granted	553,900
Outstanding, March 31, 2008	1,082,991
Units exercised	(3,947)
Units granted	667,815
Units cancelled	(16,889)
Outstanding, March 31, 2009	1,729,970

As at March 31, 2009, 597,560 PSU's are vested and exercisable.

16. OTHER EQUITY INSTRUMENTS:

	2009	2008
Value assigned to Performance Share Units [note 15(c)]	$ 4,778	$ 3,079
Value assigned to warrants [note 10(b) and 14]	7,541	-
	$ 12,319	$ 3,079

The value assigned to warrants represents 790,614 warrants issued to TPC with a fair value of $4,000 and 771,428 warrants with an assigned value of $3,564 and 46,118 broker warrants with an assigned value of $284 issued as part of the debenture units net of transaction costs of $307.

17. RESEARCH AND DEVELOPMENT EXPENSES:

Research and development expenses are recorded net of program funding received or receivable. For the years ending March 31, 2009, 2008 and 2007, the following research and development expenses had been incurred and program funding received or receivable:

	2009	2008	2007
Research and development expenses	$ 33,003	$ 26,684	$ 27,041
Program funding [note 12]	(2,021)	(3,658)	(5,150)
Research and development	$ 30,982	$ 23,026	$ 21,891

18. INCOME TAXES:

(a) The Company's income tax recovery differs from that calculated by applying the combined Canadian federal and provincial statutory income tax rates for manufacturing and processing companies of 30.8% (2008 – 33.3%; 2007 – 34.1%) as follows:

	2009	2008	2007
Loss before income taxes and Joint Venture Partners' share of income from joint ventures	$ 13,683	$ 9,224	$ 8,301
Expected income tax recovery	$ 4,207	$ 3,075	$ 2,831
Reduction (increase) in income taxes resulting from:			
Non-deductible interest on long-term debt and amortization of discount	(273)	(141)	(211)
Non-deductible stock-based compensation	(690)	(221)	(713)
Non-deductible expenses	(54)	(45)	(375)
Withholding taxes and other adjustments	(218)	-	-
Change in enacted rates	(2,341)	(1,508)	(5,692)
Foreign tax rate differences	(1,279)	(426)	(527)
Change in valuation allowance	(5,873)	3,739	7,738
	$ (6,521)	$ 4,473	$ 3,051

(b) The tax effects of the significant temporary differences which comprise tax assets and liabilities, at March 31, 2009 and 2008, are as follows:

	2009	2008
Future tax assets:		
Net operating loss carry forwards	$ 16,220	$ 19,188
Long-term investments	163	626
Intellectual property	1,685	2,116
Equipment, furniture and leasehold improvements	806	813
Financing and share issue costs	1,526	273
Warranty liability	8,607	3,205
Deferred revenue	1,647	439
Capital lease obligations	13	18
Total gross future tax assets	30,667	26,678
Valuation allowance	(20,879)	(17,368)
Total future tax asset	$ 9,788	$ 9,310
Allocated as follows:		
Current future tax assets	$ 4,451	$ 4,944
Long term future tax asset	5,337	4,366
Total future tax asset	$ 9,788	$ 9,310

In determining the valuation allowance, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent on the generation of income during the future periods in which those temporary differences become deductible. Since evidence does not exist that the future income tax assets will be fully realized, a valuation allowance has been recorded. All of the valuation allowance related to CWI was reversed in prior periods as CWI generated taxable income for four consecutive tax years and the Company expects that CWI will generate taxable income in the future.

Current tax expense for the year ended March 31, 2009 of $3,276 (2008 – $218, 2007 – $404) is payable outside of Canada, primarily in the United States. Future income tax expense of $1,114 (2008 – recovery of $5,855) relates to temporary differences in the United States and future tax expense of $2,131 (2008 – $1,164) relates to tax expense in Canada related to gains on sale of available for sale investments previously recognized in AOCI.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

18. INCOME TAXES (CONTINUED):

(c) The Company has non-capital loss carry forwards in Canada available to offset future taxable income which expire as follows:

2010	$ 2,235
2014	2,703
2015	2,508
2026	2,354
2027	9,668
2028	21,508
2029	17,714
	$ 58,690

The Company has non-capital loss carry forwards in the United States available to offset future taxable income. The losses expire as follows: 2028 – $478; 2029 – $2,017.

19. INVESTMENT IN JOINT VENTURES:

	2009	2008
Cummins Westport Inc. (a)	$ 12,124	$ 13,809
BTIC Westport Inc. (b)	479	174
	$ 12,603	$ 13,983

(a) Cummins Westport Inc.:

The Company entered into a joint venture with Cummins on March 7, 2001. The joint venture, CWI, was formed to explore a range of product and technology opportunities using natural gas as the primary fuel. The Company provided personnel, financing and key technologies for the venture, while Cummins provided an existing product line, manufacturing, product distribution and customer service functions, as well as key management and engineering personnel.

From inception until December 31, 2003, the Company was responsible for all capital contributions to fund operations. Initially and to December 31, 2003, the Company owned 100% of the common shares and Cummins owned 100% of the non-participating preferred shares which were convertible into common shares for no consideration at the option of Cummins.

On December 16, 2003, the Company and Cummins amended the joint venture agreement to have CWI focus on and develop markets for alternative fuel engines. In addition, the two companies signed a Technology Partnership Agreement that creates a flexible arrangement for future technology development between Cummins and the Company. Under the terms of the amended joint venture agreement, Cummins exercised the conversion feature of the preferred shares effective January 1, 2004. However, the Company remained responsible for funding the profit and loss of CWI through CWI's fiscal 2004 year which ran from January 1 to December 31, 2004. Based on its economic interest in CWI, the Company continued to consolidate 100% of the results of operations from CWI until December 31, 2004. Cummins has agreed to manufacture engines for CWI's business and transfer them to CWI at cost. In consideration for this service, CWI agreed to pay Cummins a technology royalty access fee equal to 2.75% to a cumulative maximum of US$10.4 million. As at March 31, 2009, the Company had paid royalties totaling US$5.5 million.

Subsequent to December 31, 2004, Cummins shares equally in the profits and losses of CWI. However, the Company has determined that CWI is a VIE and that the Company is the primary beneficiary. Accordingly, the Company continues to consolidate CWI with Cummins' share of CWI's income and losses included as "Joint Venture Partners' share of net income from joint ventures".

CWI has provided a loan to Cummins under a demand loan agreement. The loan receivable bears interest monthly at a rate equal to the Bank of Canada prime corporate paper one-month rate in effect on the last day of each month. As at March 31, 2009, this rate was 1.05%. All outstanding interest is payable in United States dollars on or before December 15, 2009. Interest begins accruing on the date in which monies are advanced under the loan agreement. The loan is uncollateralized and is renewed annually.

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as at and for the periods presented are as follows:

	2009	2008
Current assets:		
Cash and cash equivalents	$ 17,061	$ 137
Short-term investments	-	13,713
Accounts receivable	2,101	3,503
Loan receivable	11,234	6,774
Prepaid expenses	162	108
Current portion of future income tax asset	4,451	4,944
	35,009	29,179
Future income tax asset	5,337	4,366
Equipment, furniture and leasehold improvements	467	166
	$ 40,813	$ 33,711
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,171	$ 2,131
Deferred revenue	360	69
Current portion of warranty liability	11,656	4,689
	14,187	6,889
Long-term liabilities:		
Warranty liability	10,976	3,985
Deferred revenue	3,141	386
	14,117	4,371
	$ 28,304	$ 11,260

	2009	2008	2007
Product revenue	$ 90,916	$ 50,999	$ 44,746
Parts revenue	18,990	16,298	13,285
	109,906	67,297	58,031
Cost of revenue and expenses:			
Cost of revenue	81,301	45,490	36,195
Research and development	9,841	7,562	8,074
General and administrative	1,983	1,088	856
Sales and marketing	5,679	6,447	4,216
	98,804	60,587	49,341
Income before undernoted	11,102	6,710	8,690
Interest and investment income	903	793	112
Effect of foreign currency translation	-	(1,518)	61
Income before income taxes	12,005	5,985	8,863
Income tax recovery (expense):			
Current	(3,059)	(208)	(204)
Future	(1,114)	5,855	3,455
	(4,173)	5,647	3,251
Income for the year	7,832	11,632	12,114
Joint Venture Partner's share of net income from joint venture	(3,916)	(5,816)	(6,057)
Company's share of income	$ 3,916	$ 5,816	$ 6,057

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

(b) BTIC Westport Inc.:

On July 21, 2006, the Company and Beijing Tianhai Industry Co. Ltd. ("BTIC") of Beijing, China formed BWI to market liquefied natural gas ("LNG") fuel tanks for vehicles. Through the 50:50 joint venture agreement and related license and supply agreements, BTIC and Westport share equally in the profits on products developed and sold by the joint venture. Headquartered in Beijing, China, BWI sells tanks for installation on any vehicle, regardless of the natural gas engine manufacturer. During the year ended March 31, 2008, the Company contributed $425 (US$400) to the formation of this joint venture.

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of BWI since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary. Accordingly, the Company consolidates BWI and BTIC's share of BWI's income and losses is included in "Joint venture partners' share of income from joint ventures". For the year ended March 31, 2009, the BTIC's share of net income from BWI was $305. In 2008, BTIC's share of the net loss from BWI was $252.

20. COMMITMENTS AND CONTINGENCIES:

(a) The Company has obligations under operating lease arrangements which require the following minimum annual payments during the respective fiscal years:

2010	$ 1,734
2011	1,329
2012	1,265
2013	814
2014	588
Thereafter	65
	$ 5,795

For the year ended March 31, 2009, the Company incurred operating lease expense of $1,295 (2008 – $876; 2007 – $795).

(b) The Company has an outstanding letter of credit of $600.

(c) On July 16, 2008, the Company announced that it had entered into a joint venture agreement with Weichai Power Co., Ltd. ("Weichai Power"), China's largest heavy duty engine manufacturer, and Hong Kong Peterson (CNG) Equipment Limited ("Hong Kong Peterson") to form a new entity, Weichai Westport Inc. ("WWI"). WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy duty trucks, power generation and shipping applications. Under the terms of the 30-year joint venture agreement, the Company's initial investment to acquire a 35% share of the joint venture is expected to be approximately $5,273 (RMB30,000). Weichai Power and Hong Kong Peterson will hold a 40% and 25% interest, respectively, in WWI. The joint venture is currently awaiting approval by the Chinese government and the Company's investment will be made when such approval is received.

21. SEGMENTED INFORMATION:

The Company currently operates in one operating segment which involves the research and development and the related commercialization of engines and fuel systems operating on gaseous fuels. The majority of the Company's equipment, furniture and leasehold improvements are located in Canada. For the year ended March 31, 2009, 84% (2008 – 66%; 2007 – 72%) of the Company's revenue was from sales in North America, 4% (2008 – 18%; 2007 – 13%) from sales in Asia, and 12% (2008 – 16%; 2007 – 15%) from sales elsewhere.

22. FINANCIAL INSTRUMENTS:

(a) Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk, equity price risk and interest rate risk.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has sustained losses and negative cash flows from operations since inception. At March 31, 2009, the Company has $82,619 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at March 31, 2009:

	Carrying amount	Contractual cash flows	< 1 year	1–3 years	4–5 years	> 5 years
Accounts payable and accrued liabilities	$ 14,359	$ 14,359	$ 14,359	$ -	$ -	$ -
Demand instalment loan [1][2]	4,642	4,950	1,494	2,568	888	-
Short-term debt [3]	1,614	1,614	1,614	-	-	-
Subordinated debenture notes [4]	11,318	18,037	1,350	16,687	-	-
Other long-term debt	52	57	17	27	13	-
Operating lease commitments		5,795	1,734	2,594	1,402	65
Royalty payments [5]	1,350	28,189	1,350	2,700	2,700	21,439
Investment in Joint Venture [6]	-	5,273	5,273	-	-	-
	$ 33,335	$ 78,274	$ 27,191	$ 24,576	$ 5,003	$ 21,504

(1) Includes interest at the interest rate in effect on March 31, 2009.

(2) Demand instalment loan is repayable over five years unless the bank demands early payment.

(3) Short-term debt is repayable only from the sale of certain LNG systems. The Company has assumed these systems will be sold within a year.

(4) Includes interest at 9%

(5) From fiscal 2009 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,350 or 0.33% of the Company's gross annual revenue from all sources, provided that gross revenue exceeds $13,500 in any aforementioned fiscal year, up to a maximum of $28,189. The Company has assumed the minimum required payments.

(6) See note 20.

The Company expects to be able to meet its future financial obligations with its current source of funds. However, there are uncertainties related to the timing of the Company's cash inflows and outflows, especially around the sale of inventories, and amounts required for market and product development costs. These uncertainties include the volume of commercial sales related to its natural gas engines and fuel system products and the development of markets for, and customer acceptance of, these products. As a result, the Company may need to seek additional equity or arrange debt financing, which could include additional lines of credit, in order to meet its financial obligations.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

22. FINANCIAL INSTRUMENTS (CONTINUED):

(c) Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents, short-term investments, accounts receivable and loan receivable. The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments. While the Company does not hold asset-backed securities directly, these parties may be exposed in varying degrees to asset-backed securities and U.S. sub-prime mortgages. The Company monitors its portfolio and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectibility of accounts receivable and loan receivable. As at March 31, 2009, 31% (March 31, 2008 – 14%) of accounts receivable relates to customer receivables, 46% (March 31, 2008 – 30%) relates to government grants receivable and 23% (2008 – 56%) relates to amounts due from partners and indirect and value added taxes receivable. The loan receivable is due from Cummins Inc., a large U.S. based engine manufacturer and the Company's joint venture partner. In order to minimize the risk of loss for customer receivables the Company's extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 to 90 days. The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectibility at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers' liquidity and going concern problems.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and loan receivable of $100,270 at March 31, 2009 represents the Company's maximum credit exposure.

(d) Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar ("U.S."). Cash and cash equivalents, short-term investments, accounts receivable, accounts payables and short-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company's objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with third parties in U.S. dollars and Canadian dollars to the maximum extent possible and practical. The Company attempts to limits its exposure to foreign currency risk by holding a combination of Canadian and U.S. denominated cash and cash equivalents and short-term investments based on forecasted Canadian or U.S. dollar net expenditures. The Company currently does not enter into any forward foreign currency contracts to further limit its exposure.

The U.S. dollar carrying amount of assets and liabilities subject to exposure to foreign currency risk in the consolidated statement of operations at March 31, 2009 is as follows:

	U.S. dollars
Cash and cash equivalents	$ 14,292
Accounts receivable	1,898
Long-term investments	1,122
Accounts payable	2,148
Short-term debt	1,280

If foreign exchange rates on March 31, 2009 had changed by 25 basis points, with all other variables held constant, net loss for the year ended March 31, 2009 would have changed by $63 and other comprehensive income by $3. The Company's exposure to currencies other than U.S. dollars is not material.

(e) Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on its loan receivable and demand instalment loans. The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended March 31, 2009 had changed by 50 basis points, with all other variables held constant, net loss for the year ended March 31, 2009 would have changed by $4.

(f) Equity price risk:

The value of our equity investment in CEFC, a publicly traded company, is subject to market price volatility. This investment is classified as available for sale. As of March 31, 2009, every dollar change in the stock price of CEFC, would result in a change in other comprehensive income of $184.

(g) Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of these instruments.

The Company's short- and long-term investments are recorded at fair value except for its interest in Juniper Engines Inc. which is accounted for using the equity method and other investments which are carried at cost [note 5] due to the lack of a readily available market for these securities.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value. The fair values of the Company's demand instalment loan and short-term debt are not materially different from its carrying value based on market rates of interest.

The carrying value reported in the balance sheets for the subordinated debenture notes [note 10(b)] is recorded at amortized cost using the effective interest rate method and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date. As at March 31, 2009, the fair value of the subordinated debenture notes is higher than its carrying value by $2,884 based on market interest rates.

23. MANAGEMENT OF CAPITAL:

As at March 31, 2009, the Company's capital is composed of share capital, its $13,000 line of credit with a Schedule 1 Canadian bank, and $15,000 in debenture units, the primary terms of which are described in note 10(b).

The Company's objectives when managing capital are as follows:

- to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders;
- to maintain sufficient cash, cash and cash equivalents on hand to service debt payments as they come due and to meet externally imposed capital requirements (the Company must maintain cash and cash equivalents and short term investments of at least 1.5 times the amount drawn against its line of credit and outstanding letters of credit); and
- to have sufficient cash, cash equivalents, short-term investments and available for sale marketable securities on hand to fund the Company's business plans.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

The Company's primary uses of capital are to finance product development, market development, working capital, capital expenditures, and operating losses. The Company currently funds these requirements from the proceeds from offerings of equity or debt securities, internally generated cash flows, primarily from its 50% share of CWI and non-CWI revenues, sales of Clean Energy shares, amounts drawn against its line of credit, and government or partner funding.

There were no changes to the Company's approach to capital management during the year ended March 31, 2009.

24. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING STANDARDS:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP") as follows:

(a) Convertible notes:

On June 12, 2006, the Company agreed to issue up to $22,092 in five year secured, subordinated convertible notes [note 10(c)] with a coupon rate of 8% to funds managed by Perseus, L.L.C. ("Perseus"), a private equity fund management group. The notes were issued in two tranches of $13,807 and $8,285, respectively. At the time of issuance of the notes, Perseus also received warrants to acquire, at an exercise price equal to the conversion price of the accompanying notes, common shares of the Company equal to 25% of the number of common shares into which the notes were convertible. On July 26, 2007 the subordinated convertible notes were converted to common shares.

For Canadian GAAP purposes, on issue of the convertible notes described above, the Company allocated certain amounts to the value of the warrants and conversion options based on their estimated fair value with the difference between the gross proceeds and the value of the warrants and conversion options allocated to the debt. For US GAAP purposes, the allocation between the debt and the warrants would be done on a relative fair value basis. In addition, under US GAAP, an amount is allocated only to a beneficial conversion option when the market price of the shares into which the debt is convertible exceeds the effective exercise price. For US GAAP purposes, of the two original tranches, only the second tranche of the debt issued in January 2007 was deemed to have a beneficial conversion option.

Accordingly, for US GAAP purposes, the amount assigned to the debt and the warrants was increased by $3,540 and $1,590, respectively as at March 31, 2007 and the amount assigned to the conversion option was reduced by $5,130.

On conversion, the carrying value of the debt, which is net of any unamortized discount and debt issuance costs was reclassified to share capital for Canadian GAAP purposes together with the value assigned to the conversion options. The related inducement fee of $763 was charged to deficit. For US GAAP, the accounting for the first tranche was the same. However, for the second tranche which had a beneficial conversion option, the unamortized debt discount was expensed for US GAAP purposes. The inducement fee also was expensed for US GAAP purposes. Accordingly, as at March 31, 2008, share capital under US GAAP was increased by $3,204 and interest expense for the year ended March 31, 2008 was increased by $4,424.

(b) Debt issuance costs and the effective interest method:

Effective April 1, 2007, the Company began amortizing debt issuance costs and debt discounts using the effective interest method under Canadian GAAP and classified debt issuance costs as reductions of the carrying value of the debt to which it relates. Prior to April 1, 2007, debt issuance costs were classified as deferred charges and debt issuance costs and debt discounts were amortized on a straight-line basis.

Under US GAAP, debt issuance costs are presented as deferred charges and debt issuance costs and debt discounts are amortized using the effective interest method for all years presented. In addition, the difference between transaction costs allocated to the debt and debt discounts for Canadian GAAP purposes compared to US GAAP as described in note 24(a) resulted in a difference in interest expense for US GAAP purposes. Accordingly, the adjustment to opening deficit of $113 made for Canadian GAAP purposes would not be made under US GAAP and interest expense for the years ended March 31, 2009, March 31, 2008 and 2007 was reduced by $Nil, $147 and $423, respectively. In addition, unamortized financing costs of $764 relating to the issuance of debenture units which are deducted against the liability and amortized using the effective interest rate method are reclassified as deferred charges under US GAAP.

(c) Investments:

On April 1, 2007, the Company changed its accounting for "available-for-sale" securities under Canadian GAAP to be consistent with US GAAP. However, prior to April 1, 2007, the Company carried its investments in debt and equity securities at cost. For US GAAP purposes, the Company's investments in debt and equity securities that have quoted market prices would have been classified as "available for sale" securities with unrealized gains and losses recognized in other comprehensive income (loss) for all periods presented. Accordingly, cumulative adjustments at April 1, 2008 of $20,402 to investments, $3,370 to opening deficit and $17,032 to accumulated other comprehensive income ("AOCI") under Canadian GAAP would not be made under US GAAP. For US GAAP purposes, the Company recognized an increase in investments and AOCI of $20,402 for the year ended March 31, 2007.

Under Canadian GAAP, the income tax recovery generated by a reversal of a previously recognized future income tax valuation allowance to reduce future income tax liabilities generated by mark to market adjustments on available for sale securities is recognized in net loss for the year. The valuation allowance is reversed while the related tax expense is included in AOCI until the shares are sold at which time the tax expense is included in net loss. Under US GAAP, the reversal of the valuation allowance would be recognized in other comprehensive income (loss). Accordingly, for US GAAP purposes, future income tax expense of $2,362 (2008 – $1,164) recognized under Canadian GAAP would not be recognized in the years ended March 31, 2009 and 2008.

For Canadian and US GAAP purposes, the cost and the related amounts included in AOCI related to securities sold are reclassified to net loss based on weighted average amounts of the shares sold.

(d) Acquired in-process research and development costs:

Under Canadian GAAP, acquired in-process research and development costs are capitalized and amortized to net income or loss. For US GAAP purposes, such in-process research and development costs are expensed immediately if there is no alternative use for the research and developments. Accordingly, amortization of in-process research and development recorded under Canadian GAAP for the years ended March 31, 2009, 2008 and 2007 of $144, $145 and $144, respectively, would not be recognized under U.S. GAAP. As at March 31, 2009, the carrying value of intellectual property would be reduced by $430 (2008 – $574) with a corresponding increase in deficit.

(e) Cumulative translation adjustment

In 2009, CWI paid a dividend to its joint venture partners of $18.6 million. The transaction between CWI and Company resulted in a reduction in the Company's net investment in CWI. For Canadian GAAP purposes, the Company recognized a foreign exchange gain on the reduction of the net investment and reduced AOCI by a corresponding amount. Under U.S. GAAP, foreign exchange gains or losses arising from a net investment in a foreign operation are recognized in other comprehensive income until the investment is sold. Accordingly, for U.S. GAAP purposes, a foreign exchange gain of $793 recognized in net loss for Canadian GAAP is not recognized under U.S. GAAP.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

24. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING STANDARDS (CONTINUED):

(f) Stock-based compensation:

As described in note 15, the Company has granted stock options to certain directors, consultants and employees. These options are granted for services provided to the Company. For Canadian GAAP purposes, only options granted on or after April 1, 2002 are accounted for using the fair value method. In addition, on April 1, 2004, the Company recognized a cumulative adjustment to deficit for stock based compensation related to stock options granted to employees on or after April 1, 2002 that would have been recognized prior to April 1, 2004 had the Company applied the fair value method since April 1, 2002.

For US GAAP purposes, effective April 1, 2004, the Company changed its accounting policy for recognizing stock-based compensation from the intrinsic value method to the fair value method using the transition provisions of Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* ("SFAS 148"). As permitted by SFAS 148, the Company adopted the fair value method retroactively without restatement using the modified prospective method. For U.S. GAAP purposes, all options granted subsequent to December 15, 1995 are measured using the fair value method but, for the Company, only the effect of those options outstanding and unvested as of April 1, 2004 on the results from operations in the year in which SFAS 148 is adopted would be recognized.

Accordingly, on adoption of the fair value method for US GAAP purposes, adjustments to deficit of $2,493, share capital of $68, and additional paid in capital of $2,425 recognized for Canadian GAAP purposes are not recognized for US GAAP purposes. In addition, for US GAAP purposes in years prior to 2005, the Company recognized stock-based compensation of $2,165 relating to stock options issued to non-employees prior to April 1, 2002.

Under US GAAP, an additional $211 would be recognized prior to 2002 as a result of certain option modifications.

Additional information about the PSU's issued under the 2001 PSU Plan are as follows:

	Units	Weighted average grant date fair value
Unvested, March 31, 2007	85,713	$ 5.25
Units granted	553,900	7.91
Units vested	(111,043)	5.46
Unvested, March 31, 2008	528,570	6.69
Units granted	667,815	9.01
Units vested	(47,087)	8.09
Units cancelled	(16,888)	8.29
Unvested, March 31, 2009	1,132,410	$ 7.56

The aggregate intrinsic value of the Company's stock option awards and PSUs at March 31, 2008 are as follows:

	2009	2008
Stock options:		
Outstanding	$ 3,259	$ 5,454
Exercisable	1,313	3,302
PSUs:		
Outstanding	$ 1,302	$ 4,366
Exercisable	813	2,909

The total intrinsic value of options and PSUs exercised for the year ended March 31, 2009 was $131 (2008 – $1,508; 2007 – $310). As at March 31, 2009, $6,777 of compensation cost relating to share-based payment awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.

(g) Income taxes:

Under both Canadian and U.S. GAAP, future income tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities are settled. In Canada, announcements of changes in income tax rates and tax laws by the government can have the effect of being substantially enacted at the balance sheet date even though they are not yet proclaimed into law. When persuasive evidence exists that the government is able and committed to enacting proposed changes in the foreseeable future, the substantively enacted rate is used to measure the future tax assets and liabilities. Under U.S. GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities. For the years ended March 31, 2009, 2008, and 2007, enacted rates for U.S. GAAP purposes were equal to rates used for Canadian GAAP purposes.

Income tax recovery (expense) consists of:

	Net income (loss) before taxes and Joint Venture Partners' share of net income from joint ventures	Income tax recovery (expense) Current	Deferred	Total
Year ended Mar. 31, 2009:				
Canada	$ (32,739)	$ (460)	$ (2,131)	$ (2,591)
United States	18,958	(3,059)	(1,114)	(4,173)
Germany	(48)	243	-	243
China	(268)	-	-	-
Australia	414	-	-	-
	$ (13,683)	$ (3,276)	$ (3,245)	$ (6,521)
Year ended Mar. 31, 2008:				
Canada	$ (14,760)	$ -	$ (1,164)	$ (1,164)
United States	5,862	(218)	5,855	5,637
Germany	(14)	-	-	-
China	(312)	-	-	-
	$ (9,224)	$ (218)	$ 4,691	$ 4,473
Year ended Mar. 31, 2007:				
Canada	$ (18,028)	$ (16)	$ -	$ (16)
United States	8,937	(189)	3,455	3,266
Germany	790	(199)	-	(199)
	$ (8,301)	$ (404)	$ 3,455	$ 3,051

For US GAAP purposes, the Company accounts for uncertainties using FASB Interpretation No. 48, *Uncertainty in Income Taxes – An Interpretation of SFAS Statement No. 109* ("FIN 48"). This interpretation provides guidance on recognition and measurement of uncertainties in income taxes. Under FIN 48, a company would recognize the benefit of tax positions when it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

For all periods presented, there is no difference between Canadian and US GAAP as the Company does not believe that any income tax positions taken in its filings are subject to material uncertainty if reviewed by the Canada Revenue Agency, Internal Revenue Service or other tax jurisdiction in which the Company operates. In cases where the Company is charged interest and penalties on uncertain tax positions which do not meet the recognition criteria, the Company includes these in interest expense and other operating expenses, respectively.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

The following is a summary of the tax years that remain subject to examination by tax jurisdiction:

Canada	Fiscal year 2004 to 2009
United States	Fiscal year 2005 to 2009
Germany	Fiscal year 2003 to 2009
China	Fiscal year 2007 to 2009

However, in Canada and the United States, if the Company utilizes tax loss carry forwards in the future, those losses may be challenged in the year they are used even though the year in which they were incurred is barred by statute.

(h) Effect of US GAAP differences:

The effect of the previously discussed accounting differences on total assets, total liabilities and shareholders' equity, net loss, comprehensive loss and loss per share under US GAAP are as follows:

	2009	2008
Total assets, Canadian GAAP	$ 135,504	$ 78,940
Difference in accounting for:		
Intellectual property (d)	(430)	(574)
Reclassification of unamortized transaction costs (a)	763	-
Total assets, US GAAP	$ 135,837	$ 78,366
Total liabilities, Canadian GAAP	$ 74,546	$ 49,144
Reclassification of unamortized transaction costs (a)	763	-
Total liabilities, US GAAP	$ 75,309	$ 49,144
Shareholders' equity, Canadian GAAP	$ 60,958	$ 29,796
Difference in accounting for:		
Intellectual property (d)	(430)	(574)
Shareholders' equity, US GAAP	$ 60,528	$ 29,222

	2009	2008	2007
Loss for the year, Canadian GAAP	$ (24,425)	$ (10,315)	$ (11,307)
Difference in amortization of discount on convertible notes and debt issuance costs (a)(b)	-	147	423
Difference in accounting for inducement fee and unamortized discount on conversion of convertible notes (a)	-	(4,424)	-
Difference in accounting for reclassification of cumulative translation adjustment on dividend paid to joint venture (f)	(793)	-	-
Reversal of tax expense on realized gain on available for sale securities (c)	2,362	1,164	-
Amortization of intellectual property (d)	144	145	144
Loss for the year, US GAAP	$ (22,712)	$ (13,283)	$ (10,740)
Other comprehensive income (loss):			
Cumulative translation adjustment on CWI dividend (f)	793	-	-
Unrealized gain on available for sale securities (c)	-	-	20,402
Reversal of tax expense on realized gain on available for sale securities (c)	(2,362)	(1,164)	-
	(1,569)	(1,164)	20,402
Comprehensive income (loss) US GAAP	$ (24,281)	$ (14,447)	$ 9,662
Basic and dilutes loss per share, US GAAP	$ (0.75)	$ (0.53)	$ (0.50)

There are no differences between Canadian GAAP and US GAAP in total cash flows from operations, investments and financing presented in the consolidated statement of cash flows in any of the years presented.

(i) Additional financial information and disclosures required under US GAAP:

(*i*) Accounts receivable:

A summary of the components of accounts receivable is as follows:

	2009	2008
Customer trade receivable	$ 2,002	$ 1,014
Government funding receivable	2,968	2,077
Due from Joint Venture Partner	-	3,344
Other receivables	1,447	593
	$ 6,417	$ 7,028

(*ii*) Accounts payable and accrued liabilities:

A summary of the components of accounts payable and accrued liabilities is as follows:

	2009	2008
Trade accounts payable	$ 8,802	$ 6,641
Accrued payroll	2,670	1,176
Accrued interest	403	378
Income taxes payable	2,236	211
Other	248	64
	$ 14,359	$ 8,470

(*iii*) Warranty liability:

A continuity of the warranty liability is as follows:

	2009	2008	2007
Balance, beginning of year	$ 9,157	$ 6,971	$ 5,770
Warranty claims	(9,254)	(2,333)	(2,270)
Warranty accruals	17,105	6,534	4,924
Change in warranty estimates	4,317	(1,292)	(1,387)
Impact of foreign exchange	3,266	(723)	(66)
Balance, end of year	$ 24,591	$ 9,157	$ 6,971

(*iv*) Cost of revenue:

Cost of revenue related to product revenue for the year ended March 31, 2009 was $78,290 (2008 – $37,157; 2007 – $28,961) and cost of revenue related to parts revenue was $12,730 (2008 – $11,866; 2007 – $9,420).

(*v*) Investments and fair value

Effective April 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The adoption of this statement did not have a material impact on the Company's results of operations or financial condition.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2009, 2008, and 2007

24. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING STANDARDS (CONTINUED):

(i) Additional financial information and disclosures required under US GAAP (continued):

(v) Investments and fair value (continued):

The Company also adopted Financial Accounting Standards Board ("FASB") Staff Position No. FAS 157-2, *Effective Date of FASB Statement No. 157*, which defers for one year the effective date of SFAS No. 157 for non-financial assets and liabilities measured at fair value on a nonrecurring basis, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The purpose of this deferral is to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or may arise, for the application of SFAS No. 157.

SFAS No. 157 describes three levels of inputs used to measure and categorize fair value. The following is a brief description of those three levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs may reflect management's own assumptions about the assumptions a market participant would use in valuing the asset or liability.

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model-derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

The following table presents certain information for the Company's financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2009:

	Total	Level 1	Level 2	Level 3
Assets:				
Short-term investments	$ 43,576	$ 43,576	$ -	$ -
Long-term investments	1,456	1,416	-	40
Balance as of Mar. 31, 2009	$ 45,032	$ 44,992	$ -	$ 40

(vi) Other disclosures:

Deferred revenue is included in other long-term liabilities on the balance sheet for Canadian GAAP purposes and disclosed in note 11. Under US GAAP, this amount would be presented separately on the balance sheet.

From time to time, the Company performs research and development for unrelated parties. The Company receives revenue for such research and development activities from these parties based on contractual arrangements. These arrangements generally require the Company to perform certain specific activities and revenue is received as the activities are performed. Revenue received is not repayable, irrespective of the outcome of the activities. There were no material research and development arrangements in progress as at March 31, 2009 or 2008. During the year ended March 31, 2009, the Company earned revenue of $793 (2008 – $1,172; 2007 – $1,622) related to such activities. Costs expensed related to these activities were $442 (2008 – $721; 2007 – $1,503).

(j) Recently issued accounting pronouncements:

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment to FAS 115* ("SFAS 159"). SFAS 159 permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for the Company on April 1, 2008. The adoption of SFAS 159 did not have a material impact on the Company's consolidated financial statements for US GAAP purposes.

In December 2007, the FASB issued Statement of Financial Accounting Standards 141(R), *Business Combinations* ("SFAS 141(R)"). The statement broadens the scope of SFAS 141 to all transactions in which an entity obtains control over another entity. The statement provides further guidance on the recognition of identifiable assets and liabilities and the measurement of goodwill. The statement is effective for the Company on April 1, 2009. SFAS 141(R) will only affect the Company if an acquisition occurs after adoption of SFAS 141(R).

In December 2007, the FASB issued Statement of Financial Accounting Standards 160 *Non-Controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS 160"). The statement clarifies the definition of a non-controlling interest, requires non-controlling interests to be presented as part of equity on the balance sheet, changes the way the consolidated income statement is presented and establishes a single method of accounting for a change in a parent's ownership interest in a subsidiary. The statement also provides for further disclosures in the consolidated financial statements. The statement is effective for the Company on April 1, 2009 and is not expected to materially impact the consolidated financial statements for US GAAP purposes although the Company will be required to reclassify the amount for Joint Venture Partners' share of net assets of joint ventures to equity and provide certain additional disclosures.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities. FAS 161 is effective for the Company on April 1, 2009. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is evaluating the impact of the new statement.

In May 2008, FASB issued FSP No. APB 14-1, *Accounting for Convertible Debt Instruments that may be Settled in Cash Upon Conversion (Including Partial Settlement)*, which will change the accounting treatment for convertible debt securities that may settle fully or partly in cash. FSP No. APB 14-1 requires bifurcation of convertible debt securities into a debt component that is initially recorded at fair value and an equity component that represents the difference between initial proceeds from the issuance of the instrument and the fair value allocated to the debt component. The debt component is then subsequently accreted to par value over its expected life. The standard is effective for fiscal years and interim periods beginning after December 15, 2008, and must be retroactively applied to all periods presented, even if the instrument has matured, converted or has been otherwise extinguished as of the effective date of the standard. The Company is evaluating the impact of FSP No. APB 14-1.

In October 2008, FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset when the Market for that Asset is not Active* which clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the financial asset. FSP FAS 157-3 is effective upon issuance, including prior periods. Revisions in a valuation technique shall be accounted for as a change in accounting estimate. The Company does not anticipate that the adoption of this standard for US GAAP purposes will have a material impact on the consolidated financial statements.

In June 2008, FASB ratified EITF No. 07-05, *Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock* ("EITF 07-05"). EITF 07-05 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. EITF 07-05 is effective for the Company on April 1, 2009. The Company is currently evaluating the impact of the adoption of EITF 07-05.

SHAREHOLDER INFORMATION

WESTPORT DIRECTORS

John A. Beaulieu [1] [2] [3] [5]
Chairman of the Board of Directors, Westport Innovations Inc.
Vancouver, Washington, U.S.A.

Warren J. Baker [3] [4]
President, California Polytechnic State University
Avila Beach, California, U.S.A.

Henry F. Bauermeister Jr. [1] [2] [5]
Corporate Director, previously President of Cummins Mid-America
Lee's Summit, Missouri, U.S.A.

M.A. (Jill) Bodkin [1] [2]
Chair and Chief Executive Officer, Golden Heron Enterprises
Vancouver, British Columbia, Canada

David R. Demers [4]
Chief Executive Officer and Director, Westport Innovations Inc.
West Vancouver, British Columbia, Canada

J. Michael Gallagher [5]
President, Chief Operating Officer, and Director,
Westport Innovations Inc.
Vancouver, British Columbia, Canada

Dezsö J. Horváth [1] [2] [3] [4]
Dean of the Schulich School of Business, York University
Toronto, Ontario, Canada

Sarah Liao Sau Tung [4]
Member of the Executive Council of Hong Kong (2002–2007)
Hong Kong, China

Andrew J. Littlefair [4]
President and Chief Executive Officer, Clean Energy Fuels Corp.
Newport Beach, California, U.S.A.

Albert Maringer [5]
President and Chief Executive Officer, Maringer Consulting Alberta Ltd.
Canmore, Alberta, Canada

WESTPORT MANAGEMENT

David R. Demers
Chief Executive Officer
West Vancouver, British Columbia, Canada

J. Michael Gallagher
President and Chief Operating Officer
Vancouver, British Columbia, Canada

Elaine A. Wong
Executive Vice President and Chief Financial Officer
Vancouver, British Columbia, Canada

Nicholas C. Sonntag
Executive Vice President, Corporate Development and President, Westport Asia
Gibsons, British Columbia, Canada / Beijing, China

[1] Member of Audit Committee

[2] Member of the Human Resources and Compensation Committee

[3] Member of Nominating and Corporate Governance Committee

[4] Member of the Strategy Committee

[5] Member of the OEM Committee

CORPORATE INFORMATION

Westport Shareholder Services

Shareholders with questions about their account—including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries—should contact our Transfer Agent and Registrar:

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, British Columbia, Canada V6C 3B9
Tel: 604-661-9400
Fax: 604-661-9549

Legal Counsel

Bennett Jones LLP – Calgary, Alberta, Canada

Auditors

KPMG LLP Chartered Accountants
Vancouver, British Columbia, Canada

Stock Listing

NASDAQ: WPRT
Toronto Stock Exchange: WPT

Annual Meeting

The Westport Innovations Inc. Annual Meeting of Shareholders will be held on Tuesday, July 16th, 2009 at 2:00 p.m. (Pacific) at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia.

Westport on the Internet

Topics featured in this Annual Report can be found via the Westport website at www.westport.com. More information on the Cummins Westport line of products can be found at www.cumminswestport.com. The information on these websites is not incorporated by reference into this Annual Report. Financial results, Annual Information Form, news, services, and other activities can also be found via that address or on SEDAR at www.sedar.com or at the SEC at www.sec.gov. Shareholders and other interested parties can also sign up to receive regular email bulletins at www.westport.com/investor/email.php.

Contact Information / Corporate Offices

101 – 1750 West 75th Avenue
Vancouver, British Columbia, Canada V6P 6G2
Tel: 604-718-2000
Fax: 604-718-2001
Email: invest@westport.com
Web: www.westport.com

This document contains forward-looking statements about Westport's business, operations, technology development, and/or about the environment in which it operates, which are based on Westport's estimates, forecasts, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and demand for our products, future success of our business strategies and other risk factors described in our most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

www.westport.com

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